FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SEC MAIL PROCESSING
RECEIVED
JUL 10 2003
WASH. D.C. 168 SECTION

Mortgage Asset Securitization Transactions, Inc.
Exact Name of Registrant as Specified in Charter

0000815018
Registrant CIK Number

Form 8-K, July 9, 2003, Series 2003-NC1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101254
SEC File Number, if available

PROCESSED
JUL 14 2003
THOMSON FINANCIAL

Name of Person Filing the Document
(If Other than the Registrant)


03026660

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 9, 2002

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By: ______________
Name:
Title:

By: ______________
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.


MASTR

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2003-NC1
Mortgage Pass-Through Certificates

$148,802,000
(APPROXIMATE)

New Century Mortgage Corp.
(ORIGINATOR)

Ocwen Federal Bank FSB
(MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Warburg Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

July [8], 2003


UBS Investment Bank

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. *This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction.* This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



The analysis in this report is based on information provided by New Century Mortgage Corp. (the "Originator"). UBS Securities LLC ("UBS") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBS and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBS is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBS in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBS nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBS AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBS). UBS IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

MASTR Asset Backed Securities Trust 2003-NC1
Mortgage Pass-Through Certificates
$148,802,000 (Approximate Offered Certificates)

Structure Overview

Class[1,2]	Approx. Size ($)[3]	Certificate Type	Expected WAL (years) Call[4] / Mat[4]	Expected Principal Window Start[4] - Call[4] - Mat[4]	Legal Final Distribution Date	Expected Ratings S&P/ M / F
A-1[5,6]	240,306,000	FLT / SEN	Not Offered Hereby		April 2033	AAA / Aaa / AAA
A-2	60,991,000	FLT / SEN / SEQ	1.41 / 1.41	08/03 – 06/06 – 06/06	April 2033	AAA / Aaa / AAA
A-3[6]	20,313,000	FLT / SEN / SEQ	5.25 / 6.19	06/06 – 01/10 – 05/19	April 2033	AAA / Aaa / AAA
M-1[6,7]	23,823,000	FLT / MEZ	4.61 / 5.09	12/06 – 01/10 – 06/16	April 2033	AA / Aa2 / AA
M-2[6,7]	20,845,000	FLT / MEZ	4.52 / 4.94	10/06 – 01/10 – 09/14	April 2033	A / A2 / A
M-3[6,7]	6,948,000	FLT / MEZ	4.48 / 4.83	09/06 – 01/10 – 03/13	April 2033	A- / A3 / A
M-4[6,7]	4,963,000	FLT / MEZ	4.47 / 4.76	09/06 – 01/10 – 06/12	April 2033	BBB+ / Baa1 / A-
M-5[6,7]	5,956,000	FLT / MEZ	4.46 / 4.66	08/06 – 01/10 – 10/11	April 2033	BBB- / Baa2 / BBB
M-6[6,7]	4,963,000	FLT / MEZ	4.42 / 4.46	08/06 – 01/10 – 10/10	April 2033	BB+ / Baa3 / BBB-

Notes:

(1) The Class A-1 Certificates are backed by the cash flow from a pool of conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans. The Class A-2 and Class A-3 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first lien, fixed-rate and adjustable-rate mortgage loans. The Class M-1, M-2, M-3, M-4, M-5, and M-6 Certificates are supported by all the mortgage loans.

(2) The Class A-1, A-2, A-3, M-1, M-2, M-3, M-4, M-5, and M-6 Certificates will be subject to the Net WAC Cap as described herein.

(3) The Approximate Size is subject to a permitted variance of plus or minus 5%.

(4) See the Pricing Speed below.

(5) The Class A-1 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on the Class A-1 and Class A-3 Certificates will increase to 2.0x their initial margin, the margin on the Class M-1, M-2, M-3, M-4, M-5 and M-6 Certificates will increase to 1.5x their initial margin.

(7) The Class M-1, M-2, M-3, M-4, M-5, and M-6 Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	4% CPR growing to 35% CPR over 18 months and 35% CPR thereafter

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2003-NC1
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Warburg Real Estate Securities Inc.
Originator:	New Century Mortgage Corp.
Master Servicer:	Ocwen Federal Bank FSB
Trustee:	U.S. Bank National Association
Lead Underwriter:	UBS Securities LLC
Offered Securities:	Approximately $321,610,000 senior floating-rate Certificates ("Class A Certificates", including Class A-1 Certificates not offered hereby) and approximately $67,498,000 mezzanine floating-rate Certificates ("Class M Certificates"). The Class A-1 Certificates are backed by a pool of conforming, first lien, fixed-rate and adjustable-rate mortgage loans ("Group I Mortgage Loans"); the Class A-2 and Class A-3 Certificates are backed by a pool of conforming and non-conforming, first lien, fixed-rate and adjustable-rate mortgage loans ("Group II Mortgage Loans"); The Class M Certificates are supported by all of the Mortgage Loans.
Collateral:	As of July 1, 2003 ("Cut-off Date"), the Mortgage Loans will consist of approximately 2,588 adjustable-rate and fixed-rate, first lien, closed-end, mortgage loans totaling approximately $397,049,702.95. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent approximately 2,114 mortgage loans totaling $296,673,900.55, and the Group II Mortgage Loans will represent approximately 474 mortgage loans totaling $100,375,802.40. [A small percentage of the Mortgage Loans may be delinquent as of June 30, 2003.]
ERISA:	The offered certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	Class A-1, Class A-2, Class A-3 and Class M-1 Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

Transaction Overview

Expected Pricing:	On or about July [10], 2003
Closing Date:	On or about July 30, 2003
Cut-off Date:	July 1, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in August 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from July 1, 2003) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an Actual/360 day basis. The Class A Certificates and the Class M Certificates will initially settle flat (no accrued interest).
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.02%] per annum. Administrative Fees will be paid monthly based on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Credit Enhancement

Credit Enhancement:
1) Excess interest
2) Overcollateralization ("OC")
3) Subordination

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 2.00% of the aggregate outstanding principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 4.00% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $1,985,249 or (iii) if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in August 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I or Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 38.00%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Class	Closing Date	After Stepdown Date
A	19.00%	38.00%
M-1	13.00%	26.00%
M-2	7.75%	15.50%
M-3	6.00%	12.00%
M-4	4.75%	9.50%
M-5	3.25%	6.50%
M-6	2.00%	4.00%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information *contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction.* In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Credit Enhancement

Trigger Event:

With respect to any Distribution Date on or after the Stepdown Date, a Trigger Event is in effect if (i) the percentage obtained by dividing the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO properties and (4) Mortgage Loans discharged due to bankruptcy by the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month is greater than [16.50]% **or** (ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment Date Occurring in	Percentage
August 2006 through July 2007	[]%
August 2007 through July 2008	[]%
August 2008 through July 2009	[]%
August 2009 through July 2010	[]%
August 2010 and thereafter	[]%

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

Payment of Interest

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount to the holders of the Class A-1 Certificates and from the Group II Interest Remittance Amount to the holders of the Class A-2 and Class A-3 Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Interest Carry Forward Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount to the holders of the Class M-1 Certificates;

(iii) from the combined remaining Interest Remittance Amount to the holders of the Class M-2 Certificates;

(iv) from the combined remaining Interest Remittance Amount to the holders of the Class M-3 Certificates;

(v) from the combined remaining Interest Remittance Amount to the holders of the Class M-4 Certificates;

(vi) from the combined remaining Interest Remittance Amount to the holders of the Class M-5 Certificates; and

(vii) from the combined remaining Interest Remittance Amount to the holders of the Class M-6 Certificates;

Servicing Advances:

The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Basis Risk Shortfall:

Because the adjustable-rate Mortgage Loans are based mostly on 6-month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A and Class M Certificates are based on 1-month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable to such Certificates in certain periods. This may also occur if 6-month LIBOR and 1-month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date.

Net WAC Cap:

Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates, and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 and Class A-3 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. *In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently* circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Payment of Interest

Net WAC Cap (continued):	Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.
Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee Fee Rate and (b) the Servicing Fee Rate.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information *contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction.* In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS
Investment
Bank

Payment of Principal

Principal Payment Priority:	On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed: (i) the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and and then to the holders of the Class A-2 and Class A-3 Certificates in a sequential order; (ii) the Group II Principal Distribution Amount to the holders of the Class A-2 and Class A-3 Certificates in a sequential order, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 Certificates; (iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii) above until the Certificate Principal Balance thereof has been reduced to zero; (iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii) above until the Certificate Principal Balance thereof has been reduced to zero; (v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv) above until the Certificate Principal Balance thereof has been reduced to zero; (vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) above until the Certificate Principal Balance thereof has been reduced to zero; (vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) above until the Certificate Principal Balance thereof has been reduced to zero; and (viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) above until the Certificate Principal Balance thereof has been reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Payment of Principal

Principal Payment Priority (continued):	On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the holders of the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority, in each case to the extent of the Group I and Group II Principal Distribution Amount remaining: (i) to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount; to the holders of the Class A-2 and Class A-3 Certificates in a sequential order, the Class A-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero. Any Class A-1 Principal Distribution Amount or Group I Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-2 and Class A-3 Certificates in a sequential order, after taking into account the distribution of the Group II Principal Distribution Amount, but the amount of the Group I Principal Distribution Amount so allocated shall never exceed the Class A-2 Principal Distribution Amount. Any Class A-2 Principal Distribution Amount or Group II Principal Distribution Amount remaining undistributed will be paid to the holders of the Class A-1 Certificates, after taking into account the distribution of the Group I Principal Distribution Amount, but the amount of the Group II Principal Distribution Amount so allocated shall never exceed the Class A-1 Principal Distribution Amount. (ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; (iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; (iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; (v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; (vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and (vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Payment of Principal

Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated *pro rata* between the Group I Principal Distribution Amount and Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I and Group II Principal Distribution Amount;

(ii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xi) to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(xiii) to the holders of the Class M-6 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required, to distribute to the holders of the Offered Securities any Net WAC Rate Carryover Amounts for such classes; and

(xv) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS
Investment
Bank

Payment of Principal

Group I Principal Distribution Amount:

The "Group I Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount:

The "Group II Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. *This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities.* It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Payment of Principal

Class A-1 Principal Distribution Amount:	The "Class A-1 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $1,483,370.
Class A-2 Principal Distribution Amount:	The "Class A-2 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 and Class A-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 62.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $501,879.
Class M-1 Principal Distribution Amount:	The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A-1 and Class A-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 74.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,985,249.
Class M-2 Principal Distribution Amount:	The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A-1, Class A-2 and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,985,249.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Payment of Principal

Class M-3 Principal Distribution Amount: The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,985,249.

Class M-4 Principal Distribution Amount: The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,985,249.

Class M-5 Principal Distribution Amount: The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,985,249.

Class M-6 Principal Distribution Amount: The "Class M-6 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $1,985,249.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,588		
Aggregate Current Principal Balance:	$397,049,702.95		
Average Current Principal Balance:	$153,419.51		$24,545.78 - $747,752.60
Aggregate Original Principal Balance:	$398,425,891.00		
Average Original Principal Balance:	$153,951.27		$25,600.00 - $750,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon :	7.67%		4.34% - 12.75%
Wtd. Avg. Original Term (months):	354		120 – 360
Wtd. Avg. Remaining Term (months):	350		116 – 357
Margin (ARMs Only):	6.04%		3.00% - 8.75%
Maximum Interest Rate (ARMs Only) :	14.62%		12.00% - 19.75%
Minimum Interest Rate (ARMs Only) :	7.62%		4.34% - 12.75%
Wtd. Avg. Original LTV:	78.42%		15.22% - 95.00%
Wtd. Avg. Borrower FICO:	596		489 – 816
Geographic Distribution (Top 5):	CA	39.93%	
	FL	6.47%	
	TX	6.06%	
	IL	5.06%	
	NY	4.25%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information *contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction.* In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10 Yr IO --> 1Mo LIBOR	28	$ 8,113,952.89	2.04%
2 Yr Fixed --> 6Mo LIBOR	1,619	267,728,338.80	67.43
3 Yr Fixed --> 6Mo LIBOR	47	7,887,012.77	1.99
Fixed	894	113,320,398.49	28.54
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	170	$ 7,133,378.33	1.80%
50,000.01 - 100,000.00	752	56,864,732.25	14.32
100,000.01 - 150,000.00	590	72,925,570.14	18.37
150,000.01 - 200,000.00	427	74,122,635.19	18.67
200,000.01 - 250,000.00	277	61,187,613.14	15.41
250,000.01 - 300,000.00	168	46,257,369.78	11.65
300,000.01 - 350,000.00	76	24,465,064.96	6.16
350,000.01 - 400,000.00	62	23,096,399.29	5.82
400,000.01 - 450,000.00	25	10,443,816.02	2.63
450,000.01 - 500,000.00	34	16,386,900.49	4.13
550,000.01 - 600,000.00	5	2,814,670.76	0.71
600,000.01 - 650,000.00	1	603,800.00	0.15
700,000.01 - 750,000.00	1	747,752.60	0.19
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	179	$ 7,579,394.08	1.91%
50,000.01 - 100,000.00	747	56,817,996.41	14.31
100,000.01 - 150,000.00	587	72,675,886.58	18.30
150,000.01 - 200,000.00	432	75,171,232.27	18.93
200,000.01 - 250,000.00	272	60,239,092.45	15.17
250,000.01 - 300,000.00	169	46,607,149.45	11.74
300,000.01 - 350,000.00	74	23,865,194.10	6.01
350,000.01 - 400,000.00	62	23,096,817.74	5.82
400,000.01 - 450,000.00	25	10,443,816.02	2.63
450,000.01 - 500,000.00	34	16,386,900.49	4.13
550,000.01 - 600,000.00	5	2,814,670.76	0.71
600,000.01 - 650,000.00	1	603,800.00	0.15
700,000.01 - 750,000.00	1	747,752.60	0.19
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

Remaining Term

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
180 or less	104	$ 7,723,926.11	1.95%
181 – 240	53	4,067,572.23	1.02
241 – 300	41	9,457,636.00	2.38
301 – 360	2,390	375,800,568.61	94.65
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.000 - 4.999	23	$ 7,048,797.59	1.78%
5.000 - 5.499	5	1,065,155.30	0.27
5.500 - 5.999	56	10,896,441.77	2.74
6.000 - 6.499	98	20,346,540.08	5.12
6.500 - 6.999	413	82,115,874.74	20.68
7.000 - 7.499	306	52,651,651.34	13.26
7.500 - 7.999	590	96,616,649.24	24.33
8.000 - 8.499	303	37,801,310.36	9.52
8.500 - 8.999	366	44,497,762.54	11.21
9.000 - 9.499	141	16,172,709.93	4.07
9.500 - 9.999	149	16,473,930.61	4.15
10.000 - 10.499	39	3,265,074.74	0.82
10.500 - 10.999	53	4,812,316.20	1.21
11.000 - 11.499	18	1,088,614.89	0.27
11.500 - 11.999	17	1,451,397.01	0.37
12.000 - 12.499	6	431,408.04	0.11
12.500 - 12.999	5	314,068.57	0.08
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	19	$ 1,364,357.56	0.34%
30.01 – 35.00	11	859,209.88	0.22
35.01 – 40.00	26	2,389,592.69	0.60
40.01 – 45.00	24	2,527,394.28	0.64
45.01 – 50.00	41	5,482,797.07	1.38
50.01 – 55.00	51	7,793,091.02	1.96
55.01 – 60.00	74	10,750,491.86	2.71
60.01 – 65.00	129	16,910,772.90	4.26
65.01 – 70.00	187	27,664,122.85	6.97
70.01 – 75.00	300	47,319,213.14	11.92
75.01 – 80.00	743	106,689,164.99	26.87
80.01 – 85.00	527	85,389,252.20	21.51
85.01 – 90.00	390	70,176,468.55	17.67
90.01 – 95.00	66	11,733,773.96	2.96
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 499	1	$ 99,742.28	0.03%
500 – 519	275	34,540,851.86	8.70
520 – 539	341	49,532,556.98	12.48
540 – 559	348	47,300,440.87	11.91
560 – 579	294	42,885,452.70	10.80
580 – 599	278	45,745,183.21	11.52
600 - 619	264	39,413,786.30	9.93
620 - 639	267	43,798,845.11	11.03
640 - 659	194	34,796,836.66	8.76
660 - 679	134	23,338,263.91	5.88
680 - 699	82	13,805,295.53	3.48
700 - 719	47	8,844,335.13	2.23
720 - 739	26	5,694,285.21	1.43
740 - 759	19	4,117,652.93	1.04
760 - 779	14	2,531,620.15	0.64
780 - 799	2	395,304.81	0.10
800 - 819	2	209,249.31	0.05
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	743	$ 158,522,302.07	39.93%
Florida	214	25,669,310.42	6.47
Texas	259	24,041,778.85	6.06
Illinois	126	20,106,638.49	5.06
New York	74	16,861,679.63	4.25
Colorado	83	13,485,820.90	3.40
Michigan	130	13,475,792.46	3.39
New Jersey	62	13,392,703.32	3.37
Massachusetts	59	11,747,739.27	2.96
Washington	38	5,849,658.42	1.47
Ohio	60	5,795,464.41	1.46
Minnesota	47	5,654,341.94	1.42
Oregon	41	5,484,743.87	1.38
Virginia	34	5,408,100.51	1.36

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (continued)

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Arizona	52	5,396,065.72	1.36
Nevada	38	5,247,910.28	1.32
Maryland	26	5,173,291.19	1.30
Connecticut	28	4,856,047.30	1.22
New Mexico	29	4,223,545.96	1.06
Missouri	46	3,792,761.42	0.96
North Carolina	29	3,590,584.75	0.90
Indiana	41	3,398,162.94	0.86
Rhode Island	19	3,134,184.99	0.79
Tennessee	29	2,760,557.53	0.70
South Carolina	21	2,567,925.12	0.65
District of Columbia	12	2,457,773.82	0.62
Mississippi	26	2,239,363.68	0.56
Idaho	22	2,111,411.26	0.53
Wisconsin	17	2,043,652.95	0.51
Louisiana	28	2,004,970.13	0.50
Pennsylvania	18	1,990,464.74	0.50
Utah	10	1,675,585.27	0.42
New Hampshire	12	1,665,110.09	0.42
Iowa	18	1,659,109.17	0.42
Oklahoma	21	1,570,555.29	0.40
Alabama	15	1,466,656.71	0.37
Hawaii	5	1,147,373.15	0.29
Kansas	12	984,863.38	0.25
Kentucky	10	959,287.19	0.24
Arkansas	12	950,909.64	0.24
Maine	7	940,063.47	0.24
Nebraska	10	820,832.55	0.21
Delaware	1	221,882.14	0.06
Montana	1	209,186.41	0.05
North Dakota	1	168,642.26	0.04
West Virginia	1	70,024.59	0.02
South Dakota	1	54,873.30	0.01
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	2,412	$ 375,416,752.71	94.55%
Non-Owner	169	20,796,339.37	5.24
Second Home	7	836,610.87	0.21
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	1,753	$ 249,889,603.60	62.94%
Stated Documentation	721	127,026,831.17	31.99
Limited Documentation	114	20,133,268.18	5.07
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Cashout	1,678	$ 257,253,730.30	64.79%
Refinance – Rate Term	504	74,071,755.35	18.66
Purchase	406	65,724,217.30	16.55
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS
Investment
Bank

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA	768	$ 132,064,791.77	33.26%
A+	782	123,702,815.24	31.16
A-	432	60,840,444.63	15.32
B	272	36,529,211.81	9.20
FICO	108	14,987,852.19	3.77
A+MO	108	14,289,410.67	3.60
C	76	9,294,391.68	2.34
C-	20	2,492,508.24	0.63
C-HS	19	2,448,496.71	0.62
A-MO	3	399,780.01	0.10
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	2,093	$ 310,653,852.53	78.24%
Pud Detached	180	34,668,266.84	8.73
2-4 Family	130	26,353,620.13	6.64
Condo	107	15,832,326.49	3.99
PUD Attached	45	6,588,223.98	1.66
Mobile Home Attached	29	2,465,837.42	0.62
Manufactured Housing	4	487,575.56	0.12
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	508	$ 73,456,722.48	18.50%
6	4	276,117.45	0.07
12	152	32,595,849.53	8.21
24	1,347	217,131,393.93	54.69
36	577	73,589,619.56	18.53
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently *circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*


UBS Investment Bank

DESCRIPTION OF THE TOTAL COLLATERAL

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	2,439	$ 336,447,188.06	84.74%
Non-Conforming	149	60,602,514.89	15.26
Total:	**2,588**	**$ 397,049,702.95**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently *circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*



DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate Group I Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,114		
Aggregate Current Principal Balance:	$296,673,900.55		
Average Current Principal Balance:	$140,337.70		$24,545.78 - $498,202.18
Aggregate Original Principal Balance:	$297,699,107.00		
Average Original Principal Balance:	$140,822.66		$26,500.00 - $499,990.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon :	7.74%		4.36% - 12.75%
Wtd. Avg. Original Term (months):	355		120 – 360
Wtd. Avg. Remaining Term (months):	351		116 – 357
Margin (ARMs Only):	6.12%		3.00% - 8.75%
Maximum Interest Rate (ARMs Only):	14.72%		12.00% - 19.75%
Minimum Interest Rate (ARMs Only) :	7.72%		4.36% - 12.75%
Wtd. Avg. Original LTV :	78.44%		15.22% - 95.00%
Wtd. Avg. Borrower FICO:	591		489 – 807
Geographic Distribution (Top 5):	CA	36.61%	
	FL	6.83%	
	TX	5.84%	
	IL	5.55%	
	NY	4.15%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10 Yr IO --> 1Mo LIBOR	19	$	4,056,022.97	1.37%
2 Yr Fixed --> 6Mo LIBOR	1,433		211,727,169.47	71.37
3 Yr Fixed --> 6Mo LIBOR	44		6,824,516.33	2.30
Fixed	618		74,066,191.78	24.97
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	142	$	6,000,400.93	2.02%
50,000.01 - 100,000.00	612		46,449,343.13	15.66
100,000.01 - 150,000.00	525		64,829,334.91	21.85
150,000.01 - 200,000.00	388		67,395,321.08	22.72
200,000.01 - 250,000.00	249		55,094,533.86	18.57
250,000.01 - 300,000.00	149		40,923,813.27	13.79
300,000.01 - 350,000.00	42		13,156,025.23	4.43
350,000.01 - 400,000.00	4		1,519,181.84	0.51
400,000.01 - 450,000.00	2		807,744.12	0.27
450,000.01 - 500,000.00	1		498,202.18	0.17
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	149	$	6,347,489.82	2.14%
50,000.01 - 100,000.00	608		46,401,599.85	15.64
100,000.01 - 150,000.00	523		64,679,585.65	21.80
150,000.01 - 200,000.00	393		68,443,918.16	23.07
200,000.01 - 250,000.00	244		54,146,013.17	18.25
250,000.01 - 300,000.00	149		40,973,989.17	13.81
300,000.01 - 350,000.00	41		12,856,176.59	4.33
350,000.01 - 400,000.00	4		1,519,181.84	0.51
400,000.01 - 450,000.00	2		807,744.12	0.27
450,000.01 - 500,000.00	1		498,202.18	0.17
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term

Remaining Term to Maturity	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
180 or less	75	$	5,222,777.04	1.76%
181 – 240	37		2,843,035.82	0.96
241 – 300	28		4,938,380.58	1.66
301 – 360	1,974		283,669,707.11	95.62
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.000 - 4.999	14	$	2,990,867.67	1.01%
5.000 - 5.499	5		1,065,155.30	0.36
5.500 - 5.999	52		9,449,060.99	3.18
6.000 - 6.499	86		16,014,985.02	5.40
6.500 - 6.999	321		55,845,638.18	18.82
7.000 - 7.499	241		37,676,868.31	12.70
7.500 - 7.999	484		72,344,815.31	24.39
8.000 - 8.499	249		29,830,994.20	10.06
8.500 - 8.999	301		35,619,432.49	12.01
9.000 - 9.499	117		12,602,671.13	4.25
9.500 - 9.999	126		13,568,716.05	4.57
10.000 - 10.499	33		2,693,607.51	0.91
10.500 - 10.999	43		3,982,994.64	1.34
11.000 - 11.499	17		1,063,131.12	0.36
11.500 - 11.999	16		1,336,072.84	0.45
12.000 - 12.499	5		359,494.96	0.12
12.500 - 12.999	4		229,394.83	0.08
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.501 - 3.000	2	$ 409,269.88	0.18%
3.001 - 3.500	12	2,581,597.79	1.16
3.501 - 4.000	3	684,651.95	0.31
4.001 - 4.500	3	601,524.65	0.27
4.501 - 5.000	2	408,692.59	0.18
5.001 - 5.500	324	53,099,631.18	23.85
5.501 - 6.000	211	32,240,553.21	14.48
6.001 - 6.500	491	73,323,358.17	32.94
6.501 - 7.000	277	37,026,611.35	16.63
7.001 - 7.500	168	21,677,623.81	9.74
7.501 - 8.000	1	179,656.33	0.08
8.501 - 9.000	2	374,537.86	0.17
Total:	**1,496**	**$ 222,607,708.77**	**100.00%**

Next Rate Adjustment

Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-03	1	$ 186,866.44	0.08%
2003-04	18	3,869,156.53	1.74
2005-02	68	9,433,726.64	4.24
2005-03	1,364	202,200,090.92	90.83
2005-04	1	93,351.91	0.04
2006-03	44	6,824,516.33	3.07
Total:	**1,496**	**$ 222,607,708.77**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	19	$	4,056,022.97	1.82%
12.500 - 12.999	51		9,110,688.47	4.09
13.000 - 13.499	85		15,963,336.80	7.17
13.500 - 13.999	216		37,218,952.67	16.72
14.000 - 14.499	165		26,271,600.09	11.80
14.500 - 14.999	343		54,434,043.41	24.45
15.000 - 15.499	168		21,842,360.88	9.81
15.500 - 15.999	206		26,981,722.40	12.12
16.000 - 16.499	71		8,577,982.67	3.85
16.500 - 16.999	85		10,266,655.65	4.61
17.000 - 17.499	20		1,847,505.79	0.83
17.500 - 17.999	33		3,414,131.77	1.53
18.000 - 18.499	11		808,749.45	0.36
18.500 - 18.999	14		1,225,065.96	0.55
19.000 - 19.499	5		359,494.96	0.16
19.500 - 19.999	4		229,394.83	0.10
Total:	**1,496**	**$**	**222,607,708.77**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	2	$	409,269.88	0.18%
4.500 - 4.999	12		2,581,597.79	1.16
5.000 - 5.499	5		1,065,155.30	0.48
5.500 - 5.999	50		8,997,284.35	4.04
6.000 - 6.499	84		15,796,654.84	7.10
6.500 - 6.999	217		37,332,356.79	16.77
7.000 - 7.499	166		26,438,282.05	11.88
7.500 - 7.999	343		54,434,043.41	24.45
8.000 - 8.499	167		21,741,321.12	9.77
8.500 - 8.999	206		26,981,722.40	12.12
9.000 - 9.499	72		8,679,022.43	3.90
9.500 - 9.999	85		10,266,655.65	4.61
10.000 - 10.499	20		1,847,505.79	0.83
10.500 - 10.999	33		3,414,131.77	1.53
11.000 - 11.499	11		808,749.45	0.36
11.500 - 11.999	14		1,225,065.96	0.55
12.000 - 12.499	5		359,494.96	0.16
12.500 - 12.999	4		229,394.83	0.10
Total:	**1,496**	**$**	**222,607,708.77**	**100.00%**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	3	$	381,125.84	0.17%
1.500	1,474		218,170,559.96	98.01
3.000	19		4,056,022.97	1.82
Total:	**1,496**	**$**	**222,607,708.77**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP I COLLATERAL

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	16	$ 1,198,758.20	0.40%
30.01 – 35.00	9	724,655.48	0.24
35.01 – 40.00	16	1,313,078.35	0.44
40.01 – 45.00	18	1,655,202.98	0.56
45.01 – 50.00	34	4,181,910.15	1.41
50.01 – 55.00	38	5,769,257.28	1.94
55.01 – 60.00	65	8,624,166.53	2.91
60.01 – 65.00	110	14,254,729.89	4.80
65.01 – 70.00	149	19,689,681.95	6.64
70.01 – 75.00	243	34,315,769.79	11.57
75.01 – 80.00	611	81,004,551.65	27.30
80.01 – 85.00	428	62,198,904.85	20.97
85.01 – 90.00	320	52,044,051.26	17.54
90.01 – 95.00	57	9,699,182.19	3.27
Total:	**2,114**	**$ 296,673,900.55**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 499	1	$ 99,742.28	0.03%
500 – 519	232	28,384,383.32	9.57
520 – 539	293	39,925,565.49	13.46
540 – 559	303	39,485,645.75	13.31
560 – 579	234	30,715,427.87	10.35
580 – 599	221	32,408,446.70	10.92
600 – 619	215	29,480,861.18	9.94
620 – 639	216	32,183,038.52	10.85
640 – 659	145	22,878,412.29	7.71
660 – 679	113	17,439,026.15	5.88
680 - 699	64	10,519,299.88	3.55
700 - 719	39	6,808,082.60	2.29
720 - 739	16	2,802,786.04	0.94
740 - 759	11	2,147,965.52	0.72
760 - 779	10	1,305,515.23	0.44
800 - 819	1	89,701.73	0.03
Total:	**2,114**	**$ 296,673,900.55**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	572	$ 108,619,097.33	36.61%
Florida	175	20,273,763.00	6.83
Texas	202	17,322,033.46	5.84
Illinois	110	16,465,193.45	5.55
New York	59	12,316,085.92	4.15
Michigan	109	10,972,755.16	3.70
Colorado	73	10,800,503.49	3.64
New Jersey	49	9,221,647.86	3.11
Massachusetts	50	9,164,686.34	3.09
Minnesota	43	5,208,855.69	1.76
Ohio	55	5,094,851.01	1.72
Oregon	37	5,035,350.41	1.70
Maryland	25	4,813,113.10	1.62
Washington	32	4,730,137.15	1.59
Nevada	32	4,366,803.11	1.47
Arizona	44	4,343,666.96	1.46
Virginia	28	4,301,072.14	1.45
Missouri	43	3,531,777.40	1.19
Connecticut	23	3,483,620.04	1.17
Indiana	34	2,975,639.28	1.00
Rhode Island	17	2,841,345.82	0.96
New Mexico	24	2,497,442.27	0.84
North Carolina	22	2,240,438.09	0.76
Idaho	21	2,045,590.56	0.69
Mississippi	22	1,975,985.39	0.67
Wisconsin	15	1,923,403.47	0.65
Louisiana	24	1,742,717.74	0.59
Tennessee	19	1,657,695.51	0.56
South Carolina	16	1,640,929.01	0.55
New Hampshire	11	1,572,894.26	0.53
Pennsylvania	15	1,525,802.22	0.51
Oklahoma	19	1,430,434.51	0.48
Iowa	15	1,398,182.53	0.47
District of Columbia	8	1,288,384.46	0.43
Alabama	13	1,265,872.88	0.43
Utah	8	1,195,253.44	0.40
Hawaii	4	916,305.72	0.31
Kentucky	9	887,374.11	0.30
Nebraska	10	820,832.55	0.28
Arkansas	9	756,252.47	0.25

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. *This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction.* This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution (continued)

State	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Kansas	9		747,470.32	0.25
Maine	5		706,674.48	0.24
Delaware	1		221,882.14	0.07
Montana	1		209,186.41	0.07
West Virginia	1		70,024.59	0.02
South Dakota	1		54,873.30	0.02
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

Occupancy Status

Occupancy Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,975	$	280,540,994.88	94.56%
Non-Owner	133		15,408,995.47	5.19
Second Home	6		723,910.20	0.24
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

Documentation Type

Program	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	1,459	$	195,113,523.62	65.77%
Stated Documentation	564		87,059,611.04	29.35
Limited Documentation	91		14,500,765.89	4.89
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

Loan Purpose

Purpose	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance – Cashout	1,372	$	193,203,190.62	65.12%
Refinance – Rate Term	406		55,441,443.05	18.69
Purchase	336		48,029,266.88	16.19
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP I COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA	604	$91,582,111.56	30.87%
A+	621	90,109,528.54	30.37
A-	369	50,107,257.11	16.89
B	232	30,032,500.13	10.12
A+MO	92	11,943,200.67	4.03
FICO	87	9,897,230.58	3.34
C	71	8,418,421.45	2.84
C-HS	18	2,266,789.85	0.76
C-	18	2,077,781.40	0.7
A-MO	2	239,079.26	0.08
Total:	**2,114**	**$296,673,900.55**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,712	$ 231,161,678.89	77.92%
Pud Detached	133	22,416,122.89	7.56
2-4 Family	109	21,543,932.24	7.26
Condo	94	13,252,168.01	4.47
PUD Attached	40	5,844,191.45	1.97
Mobile Home Attached	23	2,042,757.69	0.69
Manufactured Housing	3	413,049.38	0.14
Total:	**2,114**	**$ 296,673,900.55**	**100.00%**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	389	$ 48,585,965.66	16.38%
6	3	206,619.32	0.07
12	117	22,601,632.73	7.62
24	1,201	175,928,656.29	59.30
36	404	49,351,026.55	16.63
Total:	**2,114**	**$ 296,673,900.55**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. *An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*


UBS
Investment
Bank

DESCRIPTION OF THE GROUP I COLLATERAL

Conforming Balance

Balance	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	2,114	$	296,673,900.55	100.00%
Total:	**2,114**	**$**	**296,673,900.55**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate Group II Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	474		
Aggregate Current Principal Balance:	$100,375,802.40		
Average Current Principal Balance:	$211,763.30		$25,483.77 - $747,752.60
Aggregate Original Principal Balance:	$100,726,784.00		
Average Original Principal Balance:	$212,503.76		$25,600.00 - $750,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon :	7.48%		4.34% - 12.50%
Wtd. Avg. Original Term (months):	351		120 – 360
Wtd. Avg. Remaining Term (months):	347		116 – 356
Margin (ARMs Only) :	5.73%		3.00% - 7.50%
Maximum Interest Rate (ARMs Only) :	14.28%		12.00% - 19.25%
Minimum Interest Rate (ARMs Only):	7.26%		4.34% - 12.25%
Wtd. Avg. Original LTV:	78.37%		20.00% - 95.00%
Wtd. Avg. Borrower FICO:	608		501 – 816
Geographic Distribution (Top 5):	CA	49.72%	
	TX	6.69%	
	FL	5.38%	
	NY	4.53%	
	NJ	4.16%	

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10 Yr IO --> 1Mo LIBOR	9	$ 4,057,929.92	4.04%
2 Yr Fixed --> 6Mo LIBOR	186	56,001,169.33	55.79
3 Yr Fixed --> 6Mo LIBOR	3	1,062,496.44	1.06
Fixed	276	39,254,206.71	39.11
Total:	**474**	**$ 100,375,802.40**	**100.00%**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	28	$ 1,132,977.40	1.13%
50,000.01 - 100,000.00	140	10,415,389.12	10.38
100,000.01 - 150,000.00	65	8,096,235.23	8.07
150,000.01 - 200,000.00	39	6,727,314.11	6.70
200,000.01 - 250,000.00	28	6,093,079.28	6.07
250,000.01 - 300,000.00	19	5,333,556.51	5.31
300,000.01 - 350,000.00	34	11,309,039.73	11.27
350,000.01 - 400,000.00	58	21,577,217.45	21.50
400,000.01 - 450,000.00	23	9,636,071.90	9.60
450,000.01 - 500,000.00	33	15,888,698.31	15.83
550,000.01 - 600,000.00	5	2,814,670.76	2.80
600,000.01 - 650,000.00	1	603,800.00	0.60
700,000.01 - 750,000.00	1	747,752.60	0.74
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	30	$ 1,231,904.26	1.23%
50,000.01 - 100,000.00	139	10,416,396.56	10.38
100,000.01 - 150,000.00	64	7,996,300.93	7.97
150,000.01 - 200,000.00	39	6,727,314.11	6.70
200,000.01 - 250,000.00	28	6,093,079.28	6.07
250,000.01 - 300,000.00	20	5,633,160.28	5.61
300,000.01 - 350,000.00	33	11,009,017.51	10.97
350,000.01 - 400,000.00	58	21,577,635.90	21.50
400,000.01 - 450,000.00	23	9,636,071.90	9.60
450,000.01 - 500,000.00	33	15,888,698.31	15.83
550,000.01 - 600,000.00	5	2,814,670.76	2.80
600,000.01 - 650,000.00	1	603,800.00	0.60
700,000.01 - 750,000.00	1	747,752.60	0.74
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Term

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
180 or less	29	$ 2,501,149.07	2.49%
181 - 240	16	1,224,536.41	1.22
241 - 300	13	4,519,255.42	4.50
301 - 360	416	92,130,861.50	91.79
Total:	**474**	**$ 100,375,802.40**	**100.00%**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.000 - 4.999	9	$ 4,057,929.92	4.04%
5.500 - 5.999	4	1,447,380.78	1.44
6.000 - 6.499	12	4,331,555.06	4.32
6.500 - 6.999	92	26,270,236.56	26.17
7.000 - 7.499	65	14,974,783.03	14.92
7.500 - 7.999	106	24,271,833.93	24.18
8.000 - 8.499	54	7,970,316.16	7.94
8.500 - 8.999	65	8,878,330.05	8.85
9.000 - 9.499	24	3,570,038.80	3.56
9.500 - 9.999	23	2,905,214.56	2.89
10.000 - 10.499	6	571,467.23	0.57
10.500 - 10.999	10	829,321.56	0.83
11.000 - 11.499	1	25,483.77	0.03
11.500 - 11.999	1	115,324.17	0.11
12.000 - 12.499	1	71,913.08	0.07
12.500 - 12.999	1	84,673.74	0.08
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.501 - 3.000	3	$ 1,279,607.83	2.09%
3.001 - 3.500	6	2,778,322.09	4.55
4.001 - 4.500	2	1,056,167.25	1.73
5.001 - 5.500	64	20,654,842.62	33.79
5.501 - 6.000	33	11,296,001.67	18.48
6.001 - 6.500	55	15,687,710.43	25.67
6.501 - 7.000	25	5,654,934.20	9.25
7.001 - 7.500	10	2,714,009.60	4.44
Total:	**198**	**$ 61,121,595.69**	**100.00%**

Next Rate Adjustment

Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-03	1	$ 557,600.00	0.91%
2003-04	8	3,500,329.92	5.73
2005-02	7	2,229,598.91	3.65
2005-03	179	53,771,570.42	87.97
2006-03	3	1,062,496.44	1.74
Total:	**198**	**$ 61,121,595.69**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. *It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information* contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	9	$ 4,057,929.92	6.64%
12.500 - 12.999	4	1,447,380.78	2.37
13.000 - 13.499	12	4,331,555.06	7.09
13.500 - 13.999	43	15,676,157.09	25.65
14.000 - 14.499	33	9,457,243.41	15.47
14.500 - 14.999	48	14,188,582.20	23.21
15.000 - 15.499	17	4,407,949.99	7.21
15.500 - 15.999	17	4,369,303.06	7.15
16.000 - 16.499	9	1,961,543.93	3.21
16.500 - 16.999	2	707,259.79	1.16
17.000 - 17.499	1	147,746.35	0.24
17.500 - 17.999	1	181,706.86	0.30
18.500 - 18.999	1	115,324.17	0.19
19.000 - 19.499	1	71,913.08	0.12
Total:	**198**	**$ 61,121,595.69**	**100.00%**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	3	$ 1,279,607.83	2.09%
4.500 - 4.999	6	2,778,322.09	4.55
5.500 - 5.999	4	1,447,380.78	2.37
6.000 - 6.499	12	4,331,555.06	7.09
6.500 - 6.999	43	15,676,157.09	25.65
7.000 - 7.499	33	9,457,243.41	15.47
7.500 - 7.999	48	14,188,582.20	23.21
8.000 - 8.499	17	4,407,949.99	7.21
8.500 - 8.999	17	4,369,303.06	7.15
9.000 - 9.499	9	1,961,543.93	3.21
9.500 - 9.999	2	707,259.79	1.16
10.000 - 10.499	1	147,746.35	0.24
10.500 - 10.999	1	181,706.86	0.30
11.500 - 11.999	1	115,324.17	0.19
12.000 - 12.499	1	71,913.08	0.12
Total:	**198**	**$ 61,121,595.69**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.500	189	$ 57,063,665.77	93.36%
3.000	9	4,057,929.92	6.64
Total:	**198**	**$ 61,121,595.69**	**100.00%**

Original Loan-to-Value Ratios

Range of Original Loan to Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	3	$ 165,599.36	0.16%
30.01 - 35.00	2	134,554.40	0.13
35.01 - 40.00	10	1,076,514.34	1.07
40.01 - 45.00	6	872,191.30	0.87
45.01 - 50.00	7	1,300,886.92	1.30
50.01 - 55.00	13	2,023,833.74	2.02
55.01 - 60.00	9	2,126,325.33	2.12
60.01 - 65.00	19	2,656,043.01	2.65
65.01 - 70.00	38	7,974,440.90	7.94
70.01 - 75.00	57	13,003,443.35	12.95
75.01 - 80.00	132	25,684,613.34	25.59
80.01 - 85.00	99	23,190,347.35	23.10
85.01 - 90.00	70	18,132,417.29	18.06
90.01 - 95.00	9	2,034,591.77	2.03
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information *contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction.* In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	43	$ 6,156,468.54	6.13%
520 - 539	48	9,606,991.49	9.57
540 - 559	45	7,814,795.12	7.79
560 - 579	60	12,170,024.83	12.12
580 - 599	57	13,336,736.51	13.29
600 - 619	49	9,932,925.12	9.90
620 - 639	51	11,615,806.59	11.57
640 - 659	49	11,918,424.37	11.87
660 - 679	21	5,899,237.76	5.88
680 - 699	18	3,285,995.65	3.27
700 - 719	8	2,036,252.53	2.03
720 - 739	10	2,891,499.17	2.88
740 - 759	8	1,969,687.41	1.96
760 - 779	4	1,226,104.92	1.22
780 - 799	2	395,304.81	0.39
800 - 819	1	119,547.58	0.12
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information *contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction.* In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	171	$ 49,903,204.74	49.72%
Texas	57	6,719,745.39	6.69
Florida	39	5,395,547.42	5.38
New York	15	4,545,593.71	4.53
New Jersey	13	4,171,055.46	4.16
Illinois	16	3,641,445.04	3.63
Colorado	10	2,685,317.41	2.68
Massachusetts	9	2,583,052.93	2.57
Michigan	21	2,503,037.30	2.49
New Mexico	5	1,726,103.69	1.72
Connecticut	5	1,372,427.26	1.37
North Carolina	7	1,350,146.66	1.35
District of Columbia	4	1,169,389.36	1.17
Washington	6	1,119,521.27	1.12
Virginia	6	1,107,028.37	1.10
Tennessee	10	1,102,862.02	1.10
Arizona	8	1,052,398.76	1.05
South Carolina	5	926,996.11	0.92
Nevada	6	881,107.17	0.88
Ohio	5	700,613.40	0.70
Utah	2	480,331.83	0.48
Pennsylvania	3	464,662.52	0.46
Oregon	4	449,393.46	0.45
Minnesota	4	445,486.25	0.44
Indiana	7	422,523.66	0.42
Maryland	1	360,178.09	0.36
Rhode Island	2	292,839.17	0.29
Mississippi	4	263,378.29	0.26
Louisiana	4	262,252.39	0.26
Missouri	3	260,984.02	0.26
Iowa	3	260,926.64	0.26

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Geographic Distribution (continued)

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Kansas	3	237,393.06	0.24
Maine	2	233,388.99	0.23
Hawaii	1	231,067.43	0.23
Alabama	2	200,783.83	0.20
Arkansas	3	194,657.17	0.19
North Dakota	1	168,642.26	0.17
Oklahoma	2	140,120.78	0.14
Wisconsin	2	120,249.48	0.12
New Hampshire	1	92,215.83	0.09
Kentucky	1	71,913.08	0.07
Idaho	1	65,820.70	0.07
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. *In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently* circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status			
Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	437	$ 94,875,757.83	94.52%
Non-Owner	36	5,387,343.90	5.37
Second Home	1	112,700.67	0.11
Total:	**474**	**$ 100,375,802.40**	**100.00%**

Documentation Type			
Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	294	$ 54,776,079.98	54.57%
Stated Documentation	157	39,967,220.13	39.82
Limited Documentation	23	5,632,502.29	5.61
Total:	**474**	**$ 100,375,802.40**	**100.00%**

Loan Purpose			
Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	306	$ 64,050,539.67	63.81%
Refinance - Rate Term	98	18,630,312.30	18.56
Purchase	70	17,694,950.42	17.63
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA	164	$ 40,482,680.21	40.33%
A+	161	33,593,286.70	33.47
A-	63	10,733,187.52	10.69
B	40	6,496,711.68	6.47
FICO	21	5,090,621.61	5.07
A+MO	16	2,346,210.00	2.34
C	5	875,970.23	0.87
C-	2	414,726.84	0.41
C-HS	1	181,706.86	0.18
A-MO	1	160,700.75	0.16
Total:	**474**	**$ 100,375,802.40**	**100.00%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	381	$ 79,492,173.64	79.19%
Pud Detached	47	12,252,143.95	12.21
2-4 Family	21	4,809,687.89	4.79
Condo	13	2,580,158.48	2.57
PUD Attached	5	744,032.53	0.74
Mobile Home Attached	6	423,079.73	0.42
Manufactured Housing	1	74,526.18	0.07
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	119	$ 24,870,756.82	24.78%
6	1	69,498.13	0.07
12	35	9,994,216.80	9.96
24	146	41,202,737.64	41.05
36	173	24,238,593.01	24.15
Total:	**474**	**$ 100,375,802.40**	**100.00%**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Conforming	149	$ 60,602,514.89	60.38%
Conforming	325	39,773,287.51	39.62
Total:	**474**	**$ 100,375,802.40**	**100.00%**

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Sensitivity Analysis

To Optional Termination

Class A-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.47	3.08	2.28	1.72	1.32
Principal Window	Aug03 - May16	Aug03 - Apr12	Aug03 - Jan10	Aug03 - Aug08	Aug03 - Jul06

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	2.68	1.88	1.41	1.16	0.99
Principal Window	Aug03 - Apr10	Aug03 - Feb08	Aug03 - Jun06	Aug03 - Nov05	Aug03 - Jun05

Class A-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	10.46	7.12	5.25	3.72	2.46
Principal Window	Apr10 - May16	Feb08 - Apr12	Jun06 - Jan10	Nov05 - Aug08	Jun05 - Jul06

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.50	5.79	4.61	4.38	4.07
Principal Window	Sep07 - May16	Aug06 - Apr12	Dec06 - Jan10	Apr07 - Aug08	Jul06 - Aug07

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.5	5.78	4.52	4.00	3.95
Principal Window	Sep07 - May16	Aug06 - Apr12	Oct06 - Jan10	Dec06 - Aug08	Mar07 - Aug07

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.50	5.78	4.48	3.87	3.65
Principal Window	Sep07 - May16	Aug06 - Apr12	Sep06 - Jan10	Nov06 - Aug08	Dec06 - Aug07

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.50	5.78	4.47	3.83	3.55
Principal Window	Sep07 - May16	Aug06 - Apr12	Sep06 - Jan10	Oct06 - Aug08	Nov06 - Aug07

Class M-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.50	5.78	4.46	3.8	3.48
Principal Window	Sep07 - May16	Aug06 - Apr12	Aug06 - Jan10	Sep06 - Aug08	Oct06 - Aug07

Class M-6 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.45	5.75	4.42	3.75	3.41
Principal Window	Sep07 - May16	Aug06 - Apr12	Aug06 - Jan10	Aug06 - Aug08	Sep06 - Aug07

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

Sensitivity Analysis
To Maturity

Class A-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	4.80	3.32	2.47	1.86	1.32
Principal Window	Aug03 - Jan29	Aug03 - Dec22	Aug03 - May18	Aug03 - Apr15	Aug03 - Jul06

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	2.68	1.88	1.41	1.16	0.99
Principal Window	Aug03 - Apr10	Aug03 - Feb08	Aug03 - Jun06	Aug03 - Nov05	Aug03 - Jun05

Class A-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	11.99	8.34	6.19	4.47	2.46
Principal Window	Apr10 - Sep29	Feb08 - Jan24	Jun06 - May19	Nov05 - Feb16	Jun05 - Jul06

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	9.33	6.41	5.09	4.76	6.06
Principal Window	Sep07 - Jul26	Aug06 - Jul20	Dec06 - Jun16	Apr07 - Sep13	Jul06 - Apr13

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	9.25	6.34	4.94	4.33	4.27
Principal Window	Sep07 - Apr24	Aug06 - May18	Oct06 - Sep14	Dec06 - Apr12	Mar07 - Aug10

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	9.14	6.25	4.83	4.15	3.88
Principal Window	Sep07 - Dec21	Aug06 - Jun16	Sep06 - Mar13	Nov06 - Feb11	Dec06 - Aug09

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	9.04	6.18	4.76	4.06	3.74
Principal Window	Sep07 - Oct20	Aug06 - Jul15	Sep06 - Jun12	Oct06 - Jul10	Nov06 - Mar09

Class M-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.87	6.06	4.66	3.95	3.61
Principal Window	Sep07 - Aug19	Aug06 - Sep14	Aug06 - Oct11	Sep06 - Jan10	Oct06 - Oct08

Class M-6 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL (yrs)	8.53	5.81	4.46	3.78	3.43
Principal Window	Sep07 - Sep17	Aug06 - Apr13	Aug06 - Oct10	Aug06 - Mar09	Sep06 - Feb08

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. *This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction.* This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Net WAC Cap (%) for Class A-1 Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	8.33	8.38	40	6.99	10.83
2	6.99	7.07	41	7.22	11.18
3	7.22	7.32	42	6.99	10.80
4	6.99	7.08	43	6.99	10.78
5	7.22	7.32	44	7.74	11.92
6	6.99	7.08	45	6.99	11.38
7	6.99	7.08	46	7.23	11.74
8	7.47	7.57	47	6.99	11.34
9	6.99	7.08	48	7.23	11.70
10	7.22	7.32	49	6.99	11.30
11	6.99	7.08	50	6.99	11.28
12	7.22	7.32	51	7.23	11.67
13	6.99	7.08	52	6.99	11.27
14	6.99	7.08	53	7.23	11.63
15	7.22	7.32	54	6.99	11.23
16	6.99	7.08	55	6.99	11.21
17	7.22	7.32	56	7.48	11.96
18	6.99	7.08	57	6.99	11.19
19	6.99	7.08	58	7.23	11.54
20	7.74	7.84	59	6.99	11.15
21	6.99	8.08	60	7.23	11.50
22	7.22	8.34	61	6.99	11.10
23	6.99	8.07	62	7.00	11.08
24	7.22	8.33	63	7.23	11.43
25	6.99	8.06	64	7.00	11.04
26	6.99	8.06	65	7.23	11.39
27	7.22	9.33	66	7.00	11.00
28	6.99	9.02	67	7.00	10.98
29	7.22	9.31	68	7.75	12.13
30	6.99	9.01	69	7.00	10.94
31	6.99	9.00	70	7.23	11.28
32	7.74	9.95	71	7.00	10.89
33	6.99	9.96	72	7.23	11.24
34	7.22	10.28	73	7.00	10.85
35	6.99	9.94	74	7.00	10.83
36	7.22	10.26	75	7.23	11.17
37	6.99	9.92	76	7.00	10.79
38	6.99	9.90	77	7.23	11.13
39	7.22	11.21	78	7.00	10.75

(1) Assumes 6mLIBOR remains constant at 1.12% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the pricing speed.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. *An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.*



Net WAC Cap (%) for Class A-2 and A-3 Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	8.03	8.17	40	6.79	9.78
2	6.73	6.97	41	7.02	10.08
3	6.96	7.25	42	6.79	9.74
4	6.73	7.02	43	6.79	9.72
5	6.96	7.25	44	7.52	10.75
6	6.73	7.02	45	6.80	10.14
7	6.73	7.02	46	7.02	10.46
8	7.20	7.50	47	6.80	10.10
9	6.73	7.02	48	7.03	10.41
10	6.96	7.26	49	6.80	10.06
11	6.73	7.02	50	6.81	10.04
12	6.96	7.26	51	7.03	10.36
13	6.74	7.02	52	6.81	10.01
14	6.74	7.02	53	7.04	10.32
15	6.96	7.26	54	6.81	9.97
16	6.74	7.02	55	6.81	9.95
17	6.97	7.26	56	7.29	10.61
18	6.74	7.02	57	6.82	9.91
19	6.75	7.02	58	7.05	10.22
20	7.47	7.78	59	6.82	9.87
21	6.75	7.79	60	7.05	10.18
22	6.98	8.04	61	6.82	9.83
23	6.75	7.78	62	6.83	9.81
24	6.98	8.04	63	7.05	10.12
25	6.76	7.77	64	6.83	9.77
26	6.76	7.77	65	7.06	10.08
27	6.99	8.79	66	6.83	9.73
28	6.76	8.49	67	6.83	9.71
29	6.99	8.77	68	7.57	10.73
30	6.77	8.48	69	6.84	9.67
31	6.77	8.47	70	7.07	9.98
32	7.49	9.37	71	6.84	9.63
33	6.78	9.17	72	7.07	9.94
34	7.00	9.47	73	6.84	9.60
35	6.78	9.15	74	6.84	9.58
36	7.01	9.44	75	7.07	9.87
37	6.78	9.12	76	6.85	9.54
38	6.78	9.11	77	7.08	9.83
39	7.01	10.12	78	6.85	9.50

(1) Assumes 6mLIBOR remains constant at 1.12% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the pricing speed.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. *It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction.* All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.



Net WAC Cap (%) for Class M Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	8.25	8.32	40	6.94	10.56
2	6.92	7.04	41	7.17	10.90
3	7.15	7.30	42	6.94	10.53
4	6.92	7.06	43	6.94	10.51
5	7.15	7.30	44	7.69	11.62
6	6.92	7.06	45	6.94	11.06
7	6.92	7.06	46	7.17	11.40
8	7.40	7.55	47	6.94	11.01
9	6.92	7.06	48	7.17	11.36
10	7.15	7.30	49	6.94	10.97
11	6.92	7.06	50	6.94	10.95
12	7.15	7.30	51	7.17	11.32
13	6.92	7.07	52	6.94	10.93
14	6.92	7.07	53	7.18	11.27
15	7.15	7.30	54	6.94	10.89
16	6.92	7.07	55	6.94	10.87
17	7.16	7.30	56	7.42	11.60
18	6.93	7.07	57	6.95	10.84
19	6.93	7.07	58	7.18	11.18
20	7.67	7.82	59	6.95	10.80
21	6.93	8.00	60	7.18	11.14
22	7.16	8.27	61	6.95	10.76
23	6.93	8.00	62	6.95	10.74
24	7.16	8.26	63	7.18	11.07
25	6.93	7.99	64	6.95	10.69
26	6.93	7.98	65	7.18	11.03
27	7.16	9.19	66	6.95	10.65
28	6.93	8.89	67	6.95	10.63
29	7.16	9.18	68	7.70	11.75
30	6.93	8.87	69	6.95	10.59
31	6.93	8.86	70	7.18	10.92
32	7.68	9.80	71	6.95	10.55
33	6.94	9.76	72	7.19	10.88
34	7.17	10.08	73	6.95	10.50
35	6.94	9.74	74	6.95	10.48
36	7.17	10.05	75	7.19	10.81
37	6.94	9.71	76	6.96	10.44
38	6.94	9.70	77	7.19	10.77
39	7.17	10.93	78	6.96	10.40

(1) Assumes 6mLIBOR remains constant at 1.12% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increase instantaneously to a level beyond the maximum allowable under the Mortgage Loans and the cashflows are run to Optional Termination at the pricing speed.

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.


UBS Investment Bank

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Securities LLC	
Asset Backed Finance	
Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Peter Faigl	212-713-2549
Glenn McIntyre	212-713-3180
Daniel Huang	212-713-3153
Anthony Beshara	212-713-2804
Verdi Contente	212-713-2713
ABS Trading & Syndicate	
Jack McCleary	212-713-4330
Stuart Lippman	212-713-2946
Eric Marcus	212-713-4002

Rating Agency Contacts	
S&P – Chris Deasy	212-438-2405
Moody's – George DeMarco	212-553-3639
Fitch – Quincy Tang	212-908-0693

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), was prepared solely by UBS Securities LLC ("UBS"), is privileged and confidential, is intended for use by the addressee only, and may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating such information. This information is furnished to you solely by UBS and not by the Issuer of the securities or any of its affiliates. UBS is acting as Underwriter and not acting as Agent for the Issuer or its affiliates in connection with the proposed transaction. This material is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All information contained herein is preliminary and it is anticipated that such information will change. The information contained herein supersedes information contained in any prior material for this transaction. In addition, the information contained herein will be superseded by information contained in the Prospectus and Prospectus Supplement for this transaction and in any other material subsequently circulated and filed with the Securities and Exchange Commission. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

	A	B	C
1	**MABS03_NC1_TS, Class M6**		
2			
3	***Tranche Information***		
4	Tranche	M6	
5	Coupon	5.1200	
6	Type	JUN_FLT	
7	Orig Balance	4,963,000.00	
8	Delay	0	
9	Accrual Date	07/30/2003	
10	Orig Support	2.00	
11	Floater Cap	Formula	
12	Freq	Monthly	
13	Business Day	None	
14	*Daycount*	*Actual/360*	
15			
16	**Price/Yield**		
17	Given: Price		100 PPC, 9.6 CDR,40%Sev,DSCR <0,Adv100%P...
18	100.0000	Yield	7.7228
19		Disc Margin	376
20		WAL	11.75
21		Mod Durn	7.77
22		Principal Window	*Jan13 to Mar33*
23		Principal Writedown	11,504.71 (0.23%)
24		Total Collat Loss	37,810,317.28 (9.52%)
25		LIBOR_1MO	1.12 1.1089 1.1079 1.1069 1.10058...
26		LIBOR_6MO	1.12 1.1273 1.1346 1.1517 1.17726...
27		Prepay Rate	100 PPC
28		Default Rate	9.6 CDR
29		Default Severity(%)	40
30		Advance (% of P&I)	100
31		Recovery Lag	6
32		Delinq. Rate	30
33		Opt Redem	N
34			

abcd

Collateral Stratification Report

MABS 2003-NC1

(~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y'

Selection Criteria: (~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y'

Table of Contents

1
FICO Scores
2
DTI
3
LTV
4
Scheduled Balance
5
Document Type
6
Property
7
Purpose
8
Lien Type
9
Occupancy

1. FICO Scores

FICO Scores	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	%SFD PUD	%Owner Occ	% Full Doc	%Cashout
LESS THAN 500	$99,742.28	0.03	489	80	58.1	100	100	100	100
500 - 549	106,400,287.28	26.8	526	76.125	41.132	92.734	97.318	70.249	74.446
550 - 574	57,320,753.73	14.44	561	76.828	40.421	94.378	95.291	73.048	67.249
575 - 599	56,283,444.61	14.18	587	79.21	39.583	87.225	97.12	65.977	62.859
600 - 619	39,413,786.30	9.93	610	78.77	40.466	84.33	93.343	60.098	61.462
620 - 649	61,088,613.09	15.39	633	80.62	39.046	84.892	93.823	59.227	61.579
650 - 679	40,845,332.59	10.29	662	79.549	40.782	86.95	90.371	56.058	55.099
680 - 699	13,805,295.53	3.48	689	81.708	38.379	81.038	91.259	28.589	59.558
700 - 749	16,956,291.63	4.27	720	81.855	40.556	81.255	87.706	38.548	51.136
750 - 799	4,626,906.60	1.17	765	78.839	35.596	89.966	81.912	55.79	55.457
800 >=	209,249.31	0.05	812	43.468	40.944	100	100	100	100
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**88.631**	**94.552**	**62.937**	**64.791**

Minimum: 489
Maximum: 816
Average: 589

Top

2. DTI

DTI	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	%SFD PUD	%Owner Occ	% CO	%Full Doc
20 OR LESS	$11,133,754.78	2.8	603	73.513	15.22	89.332	79.527	70.206	44.481
20.001 - 25.000	18,202,660.55	4.58	597	75.08	22.786	90.546	91.677	70.355	69.385
25.001 - 30.000	28,720,239.68	7.23	599	76.991	27.669	93.254	95.726	57.216	60.173
30.001 - 35.000	49,584,607.34	12.49	599	77.01	32.707	89.79	93.522	64.923	61.732
35.001 - 40.000	59,603,343.98	15.01	597	78.574	37.679	87.024	95.671	65.712	61.187
40.001 - 45.000	86,391,067.25	21.76	604	79.702	42.809	87.964	95.112	64.226	56.648
45.001 - 50.000	115,428,455.23	29.07	594	80.403	47.905	86.871	95.734	63.154	65.694
50.001 - 55.000	25,439,304.54	6.41	563	74.575	52.748	93.311	94.67	70.713	81.414
55.001 =	2,546,269.60	0.64	562	69.421	56.471	90.51	87.605	96.867	96.867
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**88.631**	**94.552**	**64.791**	**62.937**

Minimum: 0.000
Maximum: 58.800
Average: 39.225

Top

3. LTV

LTV	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	%Full Doc	%Cashout	%SFD PUD	% Owner Occ
60 OR LESS	$31,166,934.36	7.85	585	49.805	37.82	62.027	77.47	81.801	89.215
60.001 - 70.000	44,574,895.75	11.23	583	66.656	38.032	56.738	75.134	89.167	89.262
70.001 - 80.000	154,008,378.13	38.79	594	77.869	40.62	63.152	65.62	88.211	93.395
80.001 - 85.000	85,389,252.20	21.51	583	84.537	41.441	64.583	66.819	90.306	96.61
85.001 - 90.000	70,176,468.55	17.67	620	89.663	40.668	60.518	52.445	89.181	99.405
90.001 - 95.000	11,733,773.96	2.96	642	94.738	37.579	88.552	40.037	94.785	100
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**62.937**	**64.791**	**88.631**	**94.552**

Minimum: 15.220
Maximum: 95.000
Average: 77.270

Top

4. Scheduled Balance

Scheduled Balance	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	%SFD PUD	%Owner Occ	% CO	% Full Doc
$0.01 - $50,000.00	$7,579,394.08	1.91	578	68.422	34.526	92.453	85.854	72.122	77.292
$50,000.01 - $200,000.00	204,665,115.26	51.55	587	77.591	39.432	90.628	94.072	64.75	70.196
$200,000.01 - $300,000.00	106,846,241.90	26.91	598	79.504	41.316	85.513	95.692	65.421	56.668
$300,000.01 - $400,000.00	46,962,011.84	11.83	616	81.757	40.807	86.583	95.725	59.951	54.462
$400,000.01 - $500,000.00	26,830,716.51	6.76	611	78.062	41.925	88.633	93.224	68.416	46.07
$500,000.01 - $600,000.00	2,814,670.76	0.71	670	72.492	48.465	80.187	100	80.052	40.196
$600,000.01 - $700,000.00	603,800.00	0.15	718	79.45	37.8	100	100	100	0

$700,000.01 - $800,000.00	747,752.60	0.19	644	78.95	22.4	100	100	0	100
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**88.631**	**94.552**	**64.791**	**62.937**

Minimum: $25,600.00
Maximum: $750,000.00
Average: $153,951.27

Top

5. Document Type

Document Type	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	%SFD PUD	%Owner Occ	% CO
Full	$249,889,603.60	62.94	587	78.809	40.749	90.013	95.644	65.126
Lite Doc	20,133,268.18	5.07	600	79.076	38.457	90.909	90.307	65.193
Stated Doc	127,026,831.17	31.99	611	77.565	39.413	85.552	93.075	64.07
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**88.631**	**94.552**	**64.791**

Top

6. Property

Property	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	% CO	%Owner Occ	%Full Doc
Condomimium	$15,832,326.49	3.99	617	80.237	41.039	54.487	94.305	63.261
Manufactured Housing	487,575.56	0.12	589	80.985	39.736	31.061	100	84.715
Mobile Home Attached	2,465,837.42	0.62	584	72.261	44.131	55.572	97.594	62.117
Pud Attached	6,588,223.98	1.66	595	78.765	41.555	68.026	98.422	63.689
Pud Detached	34,668,266.84	8.73	592	81.442	42.025	60.222	97.574	67.15
Single Family	310,653,852.53	78.24	593	78.35	39.881	65.335	95.76	63.562
2-4 Family	26,353,620.13	6.64	617	74.686	40.452	71.26	75.121	49.316
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**64.791**	**94.552**	**62.937**

Top

7. Purpose

Purpose	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	%SFD PUD	%Owner Occ
Cash Out Refi	$257,253,730.30	64.79	590	77.099	40.256	88.755	94.268
Purchase	65,724,217.30	16.55	625	83.207	40.624	87.88	95.772
Rate & Term Refi	74,071,755.35	18.66	590	78.785	39.663	88.868	94.452
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**88.631**	**94.552**

Top

8. Lien Type

Lien Type	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	%SFD PUD	%Owner Occ	% CO
1	$397,049,702.95	100	596	78.424	40.206	88.631	94.552	64.791
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**88.631**	**94.552**	**64.791**

Top

9. Occupancy

Occupancy	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA LTV	WA DTI	%SFD PUD	% Owner Occ	%Cashout
Investor Occupied	$20,796,339.37	5.24	624	72.467	37.403	63.852	0	69.664
Owner Occupied	375,416,752.71	94.55	594	78.765	40.378	89.979	100	64.597
Second Home	836,610.87	0.21	673	73.544	32.965	100	0	30.729
Total:	**$397,049,702.95**	**100**	**596**	**78.424**	**40.206**	**88.631**	**94.552**	**64.791**

Top

The information herein has been provided solely by UBS Warburg LLC.. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applical herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by (

ble prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained
JBS Warburg LLC.

	A	B	C
1	**MABS03_NC1_TS, Class M2**		
2			
3	**Tranche Information**		
4	**Tranche**	M2	
5	**Coupon**	3.0700	
6	**Type**	MEZ_FLT	
7	**Orig Balance**	20,845,000.00	
8	**Delay**	0	
9	**Accrual Date**	07/30/2003	
10	**Orig Support**	7.75	
11	**Floater Cap**	Formula	
12	**Freq**	Monthly	
13	***Business Day***	*None*	
14	**Daycount**	Actual/360	
15			
16	**Price/Yield**		
17	**Given: Price**		**100 PPC, 16.862 CDR,40%Sev,DSCR <0,Adv10...**
18	100.0000	Yield	5.6603
19		Disc Margin	225
20		*WAL*	7.15
21		Mod Durn	6.00
22		Principal Window	Nov08 to Mar33
23		Principal Writedown	1,008.00 (0.00%)
24		*Total Collat Loss*	*58,449,795.72 (14.72%*
25		LIBOR_1MO	1.12 1.1089 1.1079 1.1069 1.10058.
26		LIBOR_6MO	1.12 1.1273 1.1346 1.1517 1.17726.
27		Prepay Rate	100 PPC
28		*Default Rate*	*16.862 CDR*
29		Default Severity(%)	40
30		Advance (% of P&I)	100
31		Recovery Lag	6
32		*Delinq. Rate*	30
33		Opt Redem	N
34			

	A	B	C
1	**MABS03_NC1_TS, Class M3**		
2			
3	**Tranche Information**		
4	**Tranche**	M3	
5	**Coupon**	3.6200	
6	**Type**	MEZ_FLT	
7	**Orig Balance**	6,948,000.00	
8	**Delay**	0	
9	**Accrual Date**	07/30/2003	
10	**Orig Support**	6.00	
11	**Floater Cap**	Formula	
12	**Freq**	Monthly	
13	**Business Day**	None	
14	**Daycount**	Actual/360	
15			
16	**Price/Yield**		
17	**Given: Price**		**100 PPC, 14.354 CDR,40%Sev,DSCR <0,Adv10...**
18	100.0000	Yield	6.7249
19		Disc Margin	292
20		WAL	9.71
21		Mod Durn	7.33
22		Principal Window	Apr11 to Mar33
23		Principal Writedown	86.78 (0.00%)
24		Total Collat Loss	51,900,368.94 (13.07%
25		LIBOR_1MO	1.12 1.1089 1.1079 1.1069 1.10058.
26		LIBOR_6MO	1.12 1.1273 1.1346 1.1517 1.17726.
27		Prepay Rate	100 PPC
28		Default Rate	14.354 CDR
29		Default Severity(%)	40
30		Advance (% of P&I)	100
31		Recovery Lag	6
32		Delinq. Rate	30
33		Opt Redem	N
34			

	A	B	C
1	**MABS03_NC1_TS, Class M4**		
2			
3	**Tranche Information**		
4	Tranche	M4	
5	Coupon	5.1200	
6	Type	MEZ_FLT	
7	Orig Balance	4,963,000.00	
8	Delay	0	
9	Accrual Date	07/30/2003	
10	Orig Support	4.75	
11	Floater Cap	Formula	
12	Freq	Monthly	
13	Business Day	None	
14	Daycount	Actual/360	
15			
16	**Price/Yield**		
17	Given: Price		100 PPC, 12.726 CDR,40%Sev,DSCR <0,Adv10...
18	100.0000	Yield	7.6897
19		Disc Margin	380
20		WAL	10.80
21		Mod Durn	7.39
22		*Principal Window*	*Apr12 to Mar33*
23		Principal Writedown	2,798.30 (0.06%)
24		Total Collat Loss	47,340,719.04 (11.92%)
25		LIBOR_1MO	1.12 1.1089 1.1079 1.1069 1.10058...
26		LIBOR_6MO	1.12 1.1273 1.1346 1.1517 1.17726...
27		Prepay Rate	100 PPC
28		Default Rate	12.726 CDR
29		Default Severity(%)	40
30		Advance (% of P&I)	100
31		Recovery Lag	6
32		Delinq. Rate	30
33		Opt Redem	N
34			

	A	B	C
1	**MABS03_NC1_TS, Class M5**		
2			
3	***Tranche Information***		
4	**Tranche**	M5	
5	**Coupon**	5.1200	
6	**Type**	MEZ_FLT	
7	**Orig Balance**	5,956,000.00	
8	**Delay**	0	
9	**Accrual Date**	07/30/2003	
10	**Orig Support**	3.25	
11	**Floater Cap**	Formula	
12	**Freq**	Monthly	
13	**Business Day**	None	
14	***Daycount***	*Actual/360*	
15			
16	**Price/Yield**		
17	**Given: Price**		**100 PPC, 10.951 CDR,40%Sev,DSCR <0,Adv10...**
18	100.0000	Yield	7.6930
19		Disc Margin	380
20		WAL	10.90
21		Mod Durn	7.43
22		*Principal Window*	*Apr12 to Mar33*
23		Principal Writedown	1,181.13 (0.02%)
24		Total Collat Loss	42,062,251.21 (10.59%)
25		LIBOR_1MO	1.12 1.1089 1.1079 1.1069 1.10058...
26		LIBOR_6MO	1.12 1.1273 1.1346 1.1517 1.17726...
27		Prepay Rate	100 PPC
28		Default Rate	10.951 CDR
29		Default Severity(%)	40
30		Advance (% of P&I)	100
31		Recovery Lag	6
32		Delinq. Rate	30
33		Opt Redem	N
34			

MABS 2003-NC1

Forward LIBOR

Period Total	Date	Collateral Balance	Excess Int ($)	Excess Int (%)
0	7/30/2003	397,049,703	0	
1	8/25/2003	392,838,797	1,878,898	5.68
2	9/25/2003	388,009,178	1,768,693	5.40
3	10/25/2003	382,571,230	1,764,320	5.46
4	11/25/2003	376,538,332	1,720,472	5.40
5	12/25/2003	369,926,853	1,709,923	5.45
6	1/25/2004	362,756,125	1,643,452	5.33
7	2/25/2004	355,048,382	1,611,428	5.33
8	3/25/2004	346,829,821	1,610,130	5.44
9	4/25/2004	338,310,364	1,521,820	5.27
10	5/25/2004	329,511,146	1,490,068	5.29
11	6/25/2004	320,455,144	1,401,554	5.10
12	7/25/2004	311,167,044	1,381,391	5.17
13	8/25/2004	301,673,096	1,271,063	4.90
14	9/25/2004	292,000,955	1,216,416	4.84
15	10/25/2004	282,648,490	1,180,049	4.85
16	11/25/2004	273,604,882	1,108,931	4.71
17	12/25/2004	264,859,684	1,077,586	4.73
18	1/25/2005	256,402,807	1,010,909	4.58
19	2/25/2005	248,224,511	964,586	4.51
20	3/25/2005	240,315,389	975,120	4.71
21	4/25/2005	232,680,306	959,263	4.79
22	5/25/2005	225,295,589	933,641	4.82
23	6/25/2005	218,152,817	874,292	4.66
24	7/25/2005	211,243,857	851,697	4.68
25	8/25/2005	204,560,856	733,836	4.17
26	9/25/2005	198,096,227	694,159	4.07
27	10/25/2005	191,853,602	744,586	4.51
28	11/25/2005	185,814,205	687,684	4.30
29	12/25/2005	179,971,239	669,987	4.33
30	1/25/2006	174,318,140	616,395	4.11
31	2/25/2006	168,848,568	583,405	4.02
32	3/25/2006	163,556,399	607,465	4.32
33	4/25/2006	158,442,124	564,408	4.14
34	5/25/2006	153,493,189	552,202	4.18
35	6/25/2006	148,704,095	504,863	3.95
36	7/25/2006	144,069,531	495,167	4.00
37	8/25/2006	139,584,365	446,787	3.72
38	9/25/2006	135,243,641	420,372	3.61
39	10/25/2006	131,047,243	456,945	4.05
40	11/25/2006	126,985,557	421,793	3.86
41	12/25/2006	123,054,129	420,514	3.97
42	1/25/2007	119,248,655	386,732	3.77
43	2/25/2007	115,564,978	367,914	3.70
44	3/25/2007	111,999,080	396,010	4.11
45	4/25/2007	108,549,879	354,161	3.79
46	5/25/2007	105,210,637	351,880	3.89
47	6/25/2007	101,977,738	320,377	3.65
48	7/25/2007	98,847,688	318,591	3.75
49	8/25/2007	95,817,113	300,007	3.64
50	9/25/2007	92,882,749	285,459	3.58
51	10/25/2007	90,043,113	296,969	3.84
52	11/25/2007	87,293,378	270,100	3.60
53	12/25/2007	84,630,604	269,717	3.71
54	1/25/2008	82,051,953	244,986	3.47
55	2/25/2008	79,554,678	233,018	3.41
56	3/25/2008	77,136,125	245,311	3.70
57	4/25/2008	74,794,983	220,511	3.43
58	5/25/2008	72,527,436	221,023	3.55

59	6/25/2008	70,331,095	199,738	3.30
60	7/25/2008	68,203,647	200,948	3.43
61	8/25/2008	66,142,857	192,920	3.39
62	9/25/2008	64,146,565	184,069	3.34
63	10/25/2008	62,213,220	189,350	3.54
64	11/25/2008	60,340,230	171,432	3.31
65	12/25/2008	58,525,645	172,863	3.44
66	1/25/2009	56,767,580	155,994	3.20
67	2/25/2009	55,064,213	148,865	3.15
68	3/25/2009	53,413,782	168,082	3.66
69	4/25/2009	51,815,280	140,677	3.16
70	5/25/2009	50,266,317	142,560	3.30
71	6/25/2009	48,765,303	128,232	3.06
72	7/25/2009	47,310,698	130,520	3.21
73	8/25/2009	45,901,018	121,087	3.07
74	9/25/2009	44,534,823	116,114	3.04
75	10/25/2009	43,211,131	121,458	3.27
76	11/25/2009	41,928,163	109,760	3.05
77	12/25/2009	40,684,620	112,184	3.21
78	1/25/2010	0	101,163	2.98

MABS 2003-NC1

Forward LIBOR + 150, 150PPC

Period Total	Date	Collateral Balance	Excess Int ($)	Excess Int (%)
0	7/30/2003	397,049,703	0	
1	8/25/2003	391,792,651	1,878,898	5.68
2	9/25/2003	385,751,870	1,276,277	3.91
3	10/25/2003	378,943,189	1,289,469	4.01
4	11/25/2003	371,387,257	1,232,092	3.90
5	12/25/2003	363,109,539	1,238,834	4.00
6	1/25/2004	354,140,271	1,160,677	3.84
7	2/25/2004	344,514,355	1,131,494	3.83
8	3/25/2004	334,272,696	1,160,570	4.04
9	4/25/2004	323,695,828	1,049,352	3.77
10	5/25/2004	312,816,516	1,034,550	3.84
11	6/25/2004	301,670,392	939,787	3.61
12	7/25/2004	290,295,708	935,355	3.72
13	8/25/2004	278,733,040	822,101	3.40
14	9/25/2004	267,024,969	774,018	3.33
15	10/25/2004	255,827,452	754,228	3.39
16	11/25/2004	245,117,603	681,076	3.19
17	12/25/2004	234,873,580	665,686	3.26
18	1/25/2005	225,074,538	598,701	3.06
19	2/25/2005	215,700,584	560,575	2.99
20	3/25/2005	206,732,730	599,445	3.33
21	4/25/2005	198,178,951	655,399	3.80
22	5/25/2005	189,993,477	639,225	3.87
23	6/25/2005	182,159,960	578,177	3.65
24	7/25/2005	174,662,794	564,825	3.72
25	8/25/2005	167,487,080	457,859	3.15
26	9/25/2005	160,618,595	424,114	3.04
27	10/25/2005	154,057,401	520,268	3.89
28	11/25/2005	147,775,659	463,675	3.61
29	12/25/2005	141,761,071	452,626	3.68
30	1/25/2006	136,001,893	401,027	3.39
31	2/25/2006	130,486,909	372,711	3.29
32	3/25/2006	125,205,407	406,067	3.73
33	4/25/2006	120,150,891	352,170	3.38
34	5/25/2006	115,309,523	345,979	3.46
35	6/25/2006	110,671,994	303,015	3.15
36	7/25/2006	106,229,411	298,839	3.24
37	8/25/2006	101,973,281	256,390	2.90
38	9/25/2006	97,895,488	219,703	2.59
39	10/25/2006	93,990,914	252,701	3.10
40	11/25/2006	90,249,286	227,564	2.91
41	12/25/2006	86,663,545	232,175	3.09
42	1/25/2007	83,226,945	204,974	2.84
43	2/25/2007	79,933,042	193,420	2.79
44	3/25/2007	76,775,677	225,084	3.38
45	4/25/2007	73,750,423	186,715	2.92
46	5/25/2007	70,850,070	189,941	3.09
47	6/25/2007	68,069,252	165,360	2.80
48	7/25/2007	65,402,841	166,962	2.94
49	8/25/2007	62,845,937	151,723	2.78
50	9/25/2007	60,393,854	142,173	2.71
51	10/25/2007	58,042,891	151,546	3.01
52	11/25/2007	55,787,922	131,686	2.72
53	12/25/2007	53,624,861	133,810	2.88
54	1/25/2008	51,549,799	115,894	2.59
55	2/25/2008	49,559,001	108,459	2.52
56	3/25/2008	47,648,896	120,252	2.91
57	4/25/2008	45,816,606	100,963	2.54
58	5/25/2008	44,058,279	103,523	2.71

59	6/25/2008	42,370,796	89,229	2.43
60	7/25/2008	40,751,174	92,080	2.61
61	8/25/2008	39,196,558	86,096	2.54
62	9/25/2008	37,704,220	66,741	2.04
63	10/25/2008	36,271,767	71,867	2.29
64	11/25/2008	34,896,465	61,453	2.03
65	12/25/2008	33,575,928	64,439	2.22
66	1/25/2009	32,307,873	54,832	1.96
67	2/25/2009	31,090,114	51,874	1.93
68	3/25/2009	29,920,562	66,447	2.56
69	4/25/2009	28,797,480	49,057	1.97
70	5/25/2009	27,718,667	51,775	2.16
71	6/25/2009	26,682,294	44,227	1.91
72	7/25/2009	25,686,610	46,811	2.11
73	8/25/2009	24,729,939	41,647	1.95
74	9/25/2009	23,810,678	39,650	1.92
75	10/25/2009	22,927,434	43,365	2.19
76	11/25/2009	22,078,581	37,298	1.95
77	12/25/2009	21,262,714	39,627	2.15
78	1/25/2010	20,478,487	34,001	1.92
79	2/25/2010	19,724,611	32,508	1.90
80	3/25/2010	18,999,851	42,164	2.57
81	4/25/2010	18,303,127	30,775	1.94
82	5/25/2010	17,633,198	33,249	2.18
83	6/25/2010	16,988,981	29,212	1.99
84	7/25/2010	16,369,438	31,435	2.22
85	8/25/2010	15,773,577	27,792	2.04
86	9/25/2010	15,200,444	27,133	2.06
87	10/25/2010	14,649,130	29,024	2.29
88	11/25/2010	14,118,759	25,905	2.12
89	12/25/2010	13,608,496	27,602	2.35
90	1/25/2011	13,117,539	24,790	2.19
91	2/25/2011	12,645,119	24,271	2.22
92	3/25/2011	12,190,499	30,377	2.88
93	4/25/2011	11,752,976	23,306	2.29
94	5/25/2011	11,331,871	24,698	2.52
95	6/25/2011	10,926,537	22,429	2.38
96	7/25/2011	10,536,353	23,731	2.61

MABS03_NC1_TS, Class A3

Deal Information

Deal Type:	Home Equity	Gross WAC:	7.6734
Cur Deal Bal:	$397,049,702.95	WA Amort Term:	350
No update found		Settle:	07/30/2003

Tranche Information

Tranche	A3
Coupon	1.6200
Type	SEN_FLT
Orig Balance	20,313,000.00
Cur Balance	20,313,000.00
Factor	1.0000
Delay	0
Accrual Date	07/30/2003
Daycount	Actual/360

Price/Yield

Given: Price		100 PPC, 31.628 CDR,45%Sev,DSCR <0,Adv10...	100 PPC, 29.825 CDR,45%Sev,DSCR <0,Adv10...	100 PPC, 27.773 CDR,45%Sev,DSCR <0,Adv10...
100.0000	Yield	1.703	3.148	4.660
	Disc Margin	58	57	54
	WAL	4.01	4.09	4.23
	Mod Durn	3.89	3.90	3.85
	Principal Window	Feb06 to May25	Feb06 to Mar25	Mar06 to Apr25
	Principal Writedown	1,627.65 (0.01%)	1,160.34 (0.01%)	1,626.37 (0.01%)
	Total Collat Loss(Forecasted)	99,282,179.51 (25.00%)	95,942,869.20 (24.16%)	91,917,381.20 (23.15%)
	Total Collat Liquidation(Forecasted)	218,204,575.98 (54.96%)	211,008,994.62 (53.14%)	202,248,883.88 (50.94%)
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058...	1.12 1.1089 1.1079 1.1069 1.10058...
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726...	1.12 1.1273 1.1346 1.1517 1.17726...
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	31.628 CDR	29.825 CDR	27.773 CDR
	Default Severity(%)	45	45	45
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

Price/Yield

Given: Price		100 PPC, 24.102 CDR,55%Sev,DSCR <0,Adv10...	100 PPC, 22.567 CDR,55%Sev,DSCR <0,Adv10...	100 PPC, 21.016 CDR,55%Sev,DSCR <0,Adv10...
100.0000	Yield	1.710	3.340	4.838
	Disc Margin	58	57	54
	WAL	4.51	4.60	4.72
	Mod Durn	4.36	4.33	4.24
	Principal Window	May06 to Sep23	May06 to May28	Jun06 to Jul28
	Principal Writedown	0.00 (0.00%)	1,097.67 (0.01%)	1,341.83 (0.01%)
	Total Collat Loss(Forecasted)	102,596,104.13 (25.84%)	98,348,368.02 (24.77%)	93,821,032.37 (23.63%)
	Total Collat Liquidation(Forecasted)	184,437,833.10 (46.45%)	176,946,149.18 (44.57%)	168,886,706.02 (42.54%)
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058...	1.12 1.1089 1.1079 1.1069 1.10058...
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726...	1.12 1.1273 1.1346 1.1517 1.17726...
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	24.102 CDR	22.567 CDR	21.016 CDR

	Default Severity(%)	55	55	55
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

MABS03_NC1_TS, Class M1

Deal Information

Deal Type:	Home Equity	Gross WAC:	7.6734
Cur Deal Bal:	$397,049,702.95	WA Amort Term:	350
No update found		Settle:	07/30/2003

Tranche Information

Tranche	M1
Coupon	1.9200
Type	MEZ_FLT
Orig Balance	23,823,000.00
Cur Balance	23,823,000.00
Factor	1.0000
Delay	0
Accrual Date	07/30/2003
Daycount	Actual/360

Price/Yield

Given: Price		100 PPC, 21.891 CDR,45%Sev,DSCR <0,Adv10...	100 PPC, 20.037 CDR,45%Sev,DSCR <0,Adv10...	100 PPC, 18.258 CDR,45%Sev,DSCR <0,Adv10...
100.0000	Yield	2.053	4.213	5.728
	Disc Margin	92	91	89
	WAL	6.45	6.62	6.84
	Mod Durn	6.07	5.90	5.74
	Principal Window	May08 to Mar33	Jun08 to Mar33	Aug08 to Apr28
	Principal Writedown	1,276.63 (0.01%)	1,203.39 (0.01%)	0.00 (0.00%)
	Total Collat Loss(Forecasted)	78,784,840.53 (19.84%)	74,262,533.44 (18.70%)	69,645,264.83 (17.54%)
	Total Collat Liquidation(Forecasted)	173,088,476.71 (43.59%)	163,291,595.33 (41.13%)	153,218,150.28 (38.59%)
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058...	1.12 1.1089 1.1079 1.1069 1.10058...
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726...	1.12 1.1273 1.1346 1.1517 1.17726...
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	21.891 CDR	20.037 CDR	18.258 CDR
	Default Severity(%)	45	45	45
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

Price/Yield

Given: Price		100 PPC, 17.157 CDR,55%Sev,DSCR <0,Adv10...	100 PPC, 15.596 CDR,55%Sev,DSCR <0,Adv10...	100 PPC, 14.216 CDR,55%Sev,DSCR <0,Adv10...
100.0000	Yield	2.056	4.334	5.836
	Disc Margin	93	91	89
	WAL	7.02	7.17	7.37
	Mod Durn	6.56	6.30	6.08
	Principal Window	Oct08 to Mar33	Nov08 to Mar33	Jan09 to Mar33
	Principal Writedown	285.11 (0.00%)	1,493.71 (0.01%)	1,657.28 (0.01%)
	Total Collat Loss(Forecasted)	81,287,551.48 (20.47%)	75,916,380.27 (19.12%)	70,896,733.15 (17.86%)
	Total Collat Liquidation(Forecasted)	146,080,467.85 (36.79%)	136,557,163.44 (34.39%)	127,597,731.26 (32.14%)
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058...	1.12 1.1089 1.1079 1.1069 1.10058...
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726...	1.12 1.1273 1.1346 1.1517 1.17726...
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	17.157 CDR	15.596 CDR	14.216 CDR
	Default Severity(%)	55	55	55
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12

	Delinq. Rate	100	100	100

MABS03_NC1_TS, Class M2

Deal Information

Deal Type:	Home Equity	Gross WAC:	7.6734
Cur Deal Bal:	$397,049,702.95	WA Amort Term:	350
No update found		Settle:	07/30/2003

Tranche Information

Tranche	M2
Coupon	3.0700
Type	MEZ_FLT
Orig Balance	20,845,000.00
Cur Balance	20,845,000.00
Factor	1.0000
Delay	0
Accrual Date	07/30/2003
Daycount	Actual/360

Price/Yield

Given: Price		100 PPC, 14.788 CDR,45%Sev,DSCR <0,Adv10...	100 PPC, 12.908 CDR,45%Sev,DSCR <0,Adv10...	100 PPC, 11.389 CDR,45%Sev,DSCR <0,Adv10...
100.0000	Yield	3.423	5.797	7.238
	Disc Margin	228	224	216
	WAL	7.69	7.93	8.21
	Mod Durn	6.77	6.50	6.27
	Principal Window	May09 to Mar33	Jun09 to Mar33	Sep09 to Jun31
	Principal Writedown	1,657.14 (0.01%)	120.53 (0.00%)	0.00 (0.00%)
	Total Collat Loss(Forecasted)	59,631,885.91 (15.02%	53,846,016.37 (13.56%	48,860,463.78 (12.31%
	Total Collat Liquidation(Forecasted)	130,958,390.16 (32.98%	118,367,424.56 (29.81%	107,467,073.57 (27.07%
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058.	1.12 1.1089 1.1079 1.1069 1.10058.
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726.	1.12 1.1273 1.1346 1.1517 1.17726.
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	14.788 CDR	12.908 CDR	11.389 CDR
	Default Severity(%)	45	45	45
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

Price/Yield

Given: Price		100 PPC, 11.825 CDR,55%Sev,DSCR <0,Adv10...	100 PPC, 10.255 CDR,55%Sev,DSCR <0,Adv10...	100 PPC, 9.06 CDR,55%Sev,DSCR <0,Adv100%...
100.0000	Yield	3.426	5.866	7.283
	Disc Margin	228	224	214
	WAL	8.16	8.36	8.62
	Mod Durn	7.13	6.77	6.49
	Principal Window	Aug09 to Mar33	Oct09 to Mar33	Dec09 to Mar33
	Principal Writedown	1,570.22 (0.01%)	2,088.75 (0.01%)	1,419.89 (0.01%)
	Total Collat Loss(Forecasted)	61,376,712.32 (15.46%	54,859,599.20 (13.82%	49,612,956.93 (12.50%
	Total Collat Liquidation(Forecasted)	110,260,319.08 (27.77%	98,655,795.40 (24.85%	89,271,750.68 (22.48%
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058.	1.12 1.1089 1.1079 1.1069 1.10058.

	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726...	1.12 1.1273 1.1346 1.1517 1.17726...
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	11.825 CDR	10.255 CDR	9.06 CDR
	Default Severity(%)	55	55	55
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

MABS03_NC1_TS, Class M4

Deal Information

Deal Type:	Home Equity	Gross WAC:	7.6734
Cur Deal Bal:	$397,049,702.95	WA Amort Term:	350
No update found		Settle:	07/30/2003

Tranche Information

Tranche	M4
Coupon	5.1200
Type	MEZ_FLT
Orig Balance	4,963,000.00
Cur Balance	4,963,000.00
Factor	1.0000
Delay	0
Accrual Date	07/30/2003
Daycount	Actual/360

Price/Yield

Given: Price		100 PPC, 11.035 CDR,45%Sev,DSCR <0,Adv10...	100 PPC, 9.477 CDR,45%Sev,DSCR <0,Adv100...	100 PPC, 8.139 CDR,45%Sev,DSCR <0,Adv100...
100.0000	Yield	6.062	7.731	8.789
	Disc Margin	487	376	332
	WAL	11.30	11.79	12.22
	Mod Durn	8.24	7.79	7.43
	Principal Window	Sep12 to Mar33	Feb13 to Mar33	Jun13 to Mar33
	Principal Writedown	754.19 (0.02%)	1,049.52 (0.02%)	2,904.27 (0.06%)
	Total Collat Loss(Forecasted)	47,537,130.58 (11.97%	42,088,761.60 (10.60%	37,118,163.07 (9.35%
	Total Collat Liquidation(Forecasted)	104,369,027.91 (26.29%	92,505,097.33 (23.30%	81,626,653.86 (20.56%
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058.	1.12 1.1089 1.1079 1.1069 1.10058.
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726.	1.12 1.1273 1.1346 1.1517 1.17726.
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	11.035 CDR	9.477 CDR	8.139 CDR
	Default Severity(%)	45	45	45
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

Price/Yield

Given: Price		100 PPC, 8.914 CDR,55%Sev,DSCR <0,Adv100...	100 PPC, 7.621 CDR,55%Sev,DSCR <0,Adv100...	100 PPC, 6.549 CDR,55%Sev,DSCR <0,Adv100...
100.0000	Yield	6.053	7.746	8.790
	Disc Margin	486	374	329
	WAL	11.83	12.29	12.68
	Mod Durn	8.52	7.99	7.58
	Principal Window	Feb13 to Jul30	Jun13 to Mar33	Oct13 to Mar33
	Principal Writedown	0.00 (0.00%)	370.05 (0.01%)	2,327.34 (0.05%)
	Total Collat Loss(Forecasted)	48,823,056.29 (12.30%	42,870,330.43 (10.80%	37,668,439.37 (9.49%
	Total Collat Liquidation(Forecasted)	87,687,685.51 (22.08%	77,082,482.10 (19.41%	67,769,007.57 (17.07%
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058.	1.12 1.1089 1.1079 1.1069 1.10058.

	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726.	1.12 1.1273 1.1346 1.1517 1.17726.
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	8.914 CDR	7.621 CDR	6.549 CDR
	Default Severity(%)	55	55	55
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

MABS03_NC1_TS, Class M5

Deal Information

Deal Type:	Home Equity	Gross WAC:	7.6734
Cur Deal Bal:	$397,049,702.95	WA Amort Term:	350
No update found		Settle:	07/30/2003

Tranche Information

Tranche	M5
Coupon	5.1200
Type	MEZ_FLT
Orig Balance	5,956,000.00
Cur Balance	5,956,000.00
Factor	1.0000
Delay	0
Accrual Date	07/30/2003
Daycount	Actual/360

Price/Yield

Given: Price		100 PPC, 9.445 CDR,45%Sev,DSCR <0,Adv100...	100 PPC, 8.048 CDR,45%Sev,DSCR <0,Adv100...	100 PPC, 6.792 CDR,45%Sev,DSCR <0,Adv100...
100.0000	Yield	6.036	7.730	8.788
	Disc Margin	484	376	332
	WAL	11.36	11.80	12.22
	Mod Durn	8.27	7.80	7.43
	Principal Window	Sep12 to Mar33	Jan13 to Mar33	May13 to Mar33
	Principal Writedown	2,481.46 (0.04%)	257.56 (0.00%)	1,298.03 (0.02%)
	Total Collat Loss(Forecasted)	41,903,198.55 (10.55%	36,733,776.69 (9.25%	31,808,093.03 (8.01%
	Total Collat Liquidation(Forecasted)	91,987,619.15 (23.17%	80,728,315.28 (20.33%	69,943,421.16 (17.62%
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058.	1.12 1.1089 1.1079 1.1069 1.10058.
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726.	1.12 1.1273 1.1346 1.1517 1.17726.
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	9.445 CDR	8.048 CDR	6.792 CDR
	Default Severity(%)	45	45	45
	Servicer Advance	All but newly liqdtc	All but newly liqdtc	All but newly liqdtc
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

Price/Yield

Given: Price		100 PPC, 7.665 CDR,55%Sev,DSCR <0,Adv100...	100 PPC, 6.502 CDR,55%Sev,DSCR <0,Adv100...	100 PPC, 5.501 CDR,55%Sev,DSCR <0,Adv100...
100.0000	Yield	6.037	7.739	8.788
	Disc Margin	484	374	329
	WAL	11.82	12.23	12.61
	Mod Durn	8.51	7.96	7.55
	Principal Window	Jan13 to Mar33	May13 to May32	Aug13 to Mar33
	Principal Writedown	1,775.68 (0.03%)	0.00 (0.00%)	2,894.55 (0.05%)
	Total Collat Loss(Forecasted)	43,003,748.39 (10.83%	37,396,242.46 (9.42%	32,321,237.43 (8.14%
	Total Collat Liquidation(Forecasted)	77,227,182.10 (19.45%	67,234,507.16 (16.93%	58,144,642.62 (14.64%
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058.	1.12 1.1089 1.1079 1.1069 1.10058.

	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726.	1.12 1.1273 1.1346 1.1517 1.17726.
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	7.665 CDR	6.502 CDR	5.501 CDR
	Default Severity(%)	55	55	55
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

MABS03_NC1_TS, Class M6

Deal Information

Deal Type:	Home Equity	Gross WAC:	7.6734
Cur Deal Bal:	$397,049,702.95	WA Amort Term:	350
No update found		Settle:	07/30/2003

Tranche Information

Tranche	M6
Coupon	5.1200
Type	JUN_FLT
Orig Balance	4,963,000.00
Cur Balance	4,963,000.00
Factor	1.0000
Delay	0
Accrual Date	07/30/2003
Daycount	Actual/360

Price/Yield

Given: Price		100 PPC, 8.392 CDR,45%Sev,DSCR <0,Adv100...	100 PPC, 7.024 CDR,45%Sev,DSCR <0,Adv100...	100 PPC, 5.989 CDR,45%Sev,DSCR <0,Adv100...
100.0000	Yield	6.070	7.753	8.789
	Disc Margin	488	373	327
	WAL	12.13	12.62	12.98
	Mod Durn	8.66	8.11	7.67
	Principal Window	May13 to Mar33	Oct13 to Mar33	Jan14 to Mar33
	Principal Writedown	282.03 (0.01%)	5,068.08 (0.10%)	3,532.67 (0.07%)
	Total Collat Loss(Forecasted)	37,984,068.75 (9.57%)	32,710,976.07 (8.24%)	28,505,046.27 (7.18%)
	Total Collat Liquidation(Forecasted)	83,376,463.10 (21.00%)	71,882,474.67 (18.10%)	62,676,866.08 (15.79%)
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058.	1.12 1.1089 1.1079 1.1069 1.10058.
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726.	1.12 1.1273 1.1346 1.1517 1.17726.
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	8.392 CDR	7.024 CDR	5.989 CDR
	Default Severity(%)	45	45	45
	Servicer Advance	All but newly liqdtc	All but newly liqdtc	All but newly liqdtc
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

Price/Yield

Given: Price		100 PPC, 6.835 CDR,55%Sev,DSCR <0,Adv100...	100 PPC, 5.686 CDR,55%Sev,DSCR <0,Adv100...	100 PPC, 4.875 CDR,55%Sev,DSCR <0,Adv100...
100.0000	Yield	6.066	7.761	8.782
	Disc Margin	487	371	324
	WAL	12.59	13.02	13.36
	Mod Durn	8.88	8.26	7.78
	Principal Window	Sep13 to Mar33	Feb14 to Mar33	May14 to Mar33
	Principal Writedown	7,848.24 (0.16%)	296.01 (0.01%)	16,731.78 (0.34%)
	Total Collat Loss(Forecasted)	38,978,063.59 (9.82%)	33,247,637.70 (8.37%)	29,016,402.90 (7.31%)
	Total Collat Liquidation(Forecasted)	69,992,155.37 (17.63%)	59,771,984.65 (15.05%)	52,196,922.02 (13.15%)
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058.	1.12 1.1089 1.1079 1.1069 1.10058.

	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726..	1.12 1.1273 1.1346 1.1517 1.17726..
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	Default Rate	6.835 CDR	5.686 CDR	4.875 CDR
	Default Severity(%)	55	55	55
	Servicer Advance	All but newly liqdtd	All but newly liqdtd	All but newly liqdtd
	Advance (% of P&I)	100	100	100
	Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

MABS03_NC1_TS, Class M6

Deal Information

Deal Type:	Home Equity	Gross WAC:	7.6734
Cur Deal Bal:	$397,049,702.95	WA Amort Term:	350
No update found		Settle:	07/30/2003

Tranche Information

Tranche	M6
Coupon	5.1200
Type	JUN_FLT
Orig Balance	4,963,000.00
Cur Balance	4,963,000.00
Factor	1.0000
Delay	0
Accrual Date	07/30/2003
Daycount	Actual/360

Price/Yield

Given: Price		100 PPC, 100 *CDR-Ind-ARM,45%Sev,DSCR <0...	100 PPC, 100 *CDR-Ind-ARM,45%Sev,DSCR <0...	100 PPC, 100 *CDR-Ind-ARM,45%Sev,DSCR <0...
100.0000	Yield	6.079	-1.139	-16.437
	Disc Margin	488	-517	-2125
	WAL	12.11	9.36	6.11
	Mod Durn	8.72	9.22	4.43
	Principal Window	Nov13 to Nov18	Aug18 to Mar33	NA
	Principal Writedown	0.00 (0.00%)	4,045,314.92 (81.51%)	4,963,000.00 (100.00%)
	Total Collat Loss(Forecasted)	24,454,093.99 (6.16%)	24,571,121.99 (6.19%)	23,840,929.98 (6.00%)
	Total Collat Liquidation(Forecasted)	53,635,809.81 (13.51%)	54,007,840.39 (13.60%)	52,490,522.88 (13.22%)
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058...	1.12 1.1089 1.1079 1.1069 1.10058...
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726...	1.12 1.1273 1.1346 1.1517 1.17726...
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	"1A" Default Rate	100 *CDR-Ind-ARM	100 *CDR-Ind-ARM	100 *CDR-Ind-ARM
	"1A" Default Severity(%)	45	45	45
	"1A" Severity Ramp	Percent	Percent	Percent
	"1A" Advance (% of P&I)	100	100	100
	"1A" Recovery Lag	12	12	12
	"1F" Default Rate	100 *CDR-Ind-FRM	100 *CDR-Ind-FRM	100 *CDR-Ind-FRM
	"1F" Default Severity(%)	45	45	45
	"1F" Severity Ramp	Percent	Percent	Percent
	"1F" Advance (% of P&I)	100	100	100
	"1F" Recovery Lag	12	12	12
	"2A" Default Rate	100 *CDR-Ind-ARM	100 *CDR-Ind-ARM	100 *CDR-Ind-ARM
	"2A" Default Severity(%)	45	45	45
	"2A" Severity Ramp	Percent	Percent	Percent
	"2A" Advance (% of P&I)	100	100	100
	"2A" Recovery Lag	12	12	12
	"2F" Default Rate	100 *CDR-Ind-FRM	100 *CDR-Ind-FRM	100 *CDR-Ind-FRM
	"2F" Default Severity(%)	45	45	45
	"2F" Severity Ramp	Percent	Percent	Percent
	"2F" Advance (% of P&I)	100	100	100
	"2F" Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

Given: Price		100 PPC, 100 *CDR-Ind-ARM,55%Sev,DSCR <0...	100 PPC, 100 *CDR-Ind-ARM,55%Sev,DSCR <0...	100 PPC, 100 *CDR-Ind-ARM,55%Sev,DSCR <0...

100.0000	Yield	-4.365	-30.211	-31.070
	Disc Margin	-553	-3473	-3705
	WAL	8.92	5.00	4.60
	Mod Durn	11.02	4.18	3.74
	Principal Window	Aug19 to Mar33	NA	NA
	Principal Writedown	4,345,313.16 (87.55%)	4,963,000.00 (100.00%)	4,963,000.00 (100.00%)
	Total Collat Loss(Forecasted)	29,952,459.15 (7.54%)	26,127,096.73 (6.58%)	24,209,595.40 (6.10%)
	Total Collat Liquidation(Forecasted)	53,745,926.26 (13.54%)	47,027,297.98 (11.84%)	43,631,582.23 (10.99%)
	LIBOR_1MO	1.12	1.12 1.1089 1.1079 1.1069 1.10058...	1.12 1.1089 1.1079 1.1069 1.10058...
	LIBOR_6MO	1.12	1.12 1.1273 1.1346 1.1517 1.17726...	1.12 1.1273 1.1346 1.1517 1.17726...
	Shock	0	0	150
	Prepay Rate	100 PPC	100 PPC	100 PPC
	"1A" Default Rate	100 *CDR-Ind-ARM	100 *CDR-Ind-ARM	100 *CDR-Ind-ARM
	"1A" Default Severity(%)	55	55	55
	"1A" Advance (% of P&I)	100	100	100
	"1A" Recovery Lag	12	12	12
	"1F" Default Rate	100 *CDR-Ind-FRM	100 *CDR-Ind-FRM	100 *CDR-Ind-FRM
	"1F" Default Severity(%)	55	55	55
	"1F" Advance (% of P&I)	100	100	100
	"1F" Recovery Lag	12	12	12
	"2A" Default Rate	100 *CDR-Ind-ARM	100 *CDR-Ind-ARM	100 *CDR-Ind-ARM
	"2A" Default Severity(%)	55	55	55
	"2A" Advance (% of P&I)	100	100	100
	"2A" Recovery Lag	12	12	12
	"2F" Default Rate	100 *CDR-Ind-FRM	100 *CDR-Ind-FRM	100 *CDR-Ind-FRM
	"2F" Default Severity(%)	55	55	55
	"2F" Advance (% of P&I)	100	100	100
	"2F" Recovery Lag	12	12	12
	Delinq. Rate	100	100	100

SENSITIVITY ANALYSIS FOR MABS 03-NC1 Class M2

	Constant Annual Default Rate	Recovery Rate	Constant Prepayment Rate	Redemption Value of M-2 Tranche
	2%	80%	20%	100.00
	2%	60%	20%	100.00
	2%	40%	20%	100.00
	4%	80%	20%	100.00
	4%	60%	20%	100.00
	4%	40%	20%	100.00
	6%	80%	20%	100.00
	6%	60%	20%	100.00
	6%	40%	20%	100.00
	8%	80%	20%	100.00
	8%	60%	20%	100.00
	8%	40%	20%	100.00
	10%	80%	20%	100.00
	10%	60%	20%	100.00
	10%	40%	20%	67.21
BEDR:	8.802%	40%	20%	*First $ Loss*

	Constant Annual Default Rate	Recovery Rate	Constant Prepayment Rate	Redemption Value of M-2 Tranche
	2%	80%	30%	100.00
	2%	60%	30%	100.00
	2%	40%	30%	100.00
	4%	80%	30%	100.00
	4%	60%	30%	100.00
	4%	40%	30%	100.00
	6%	80%	30%	100.00
	6%	60%	30%	100.00
	6%	40%	30%	100.00
	8%	80%	30%	100.00
	8%	60%	30%	100.00
	8%	40%	30%	100.00
	10%	80%	30%	100.00
	10%	60%	30%	100.00
	10%	40%	30%	99.67
BEDR:	9.984%	40%	30%	*First $ Loss*

Please supply values of redemption amount for each scenario, plus Break-Even Default Rate assuming 40% recovery rate and 10% Constant Prepayment Rate.

BEDR:	7.802%	40%	10%	*First $ Loss*

Note: Feel free to expand range of scenarios if required to give better representation of sensitivity at certain default/recovery rate levels.

Assumed Forward LIBOR curves, 12-month recovery lag and a trigger event scenario run to Maturity.
Redemption value calculated as principal amount invested less any amount unpaid upon maturity divided by the principal amount invested.

SENSITIVITY ANALYSIS FOR MABS 03-NC1 Class M3

	Constant Annual Default Rate	Recovery Rate	Constant Prepayment Rate	Redemption Value of M-2 Tranche
	2%	80%	20%	100.00
	2%	60%	20%	100.00
	2%	40%	20%	100.00
	4%	80%	20%	100.00
	4%	60%	20%	100.00
	4%	40%	20%	100.00
	6%	80%	20%	100.00
	6%	60%	20%	100.00
	6%	40%	20%	100.00
	8%	80%	20%	100.00
	8%	60%	20%	100.00
	8%	40%	20%	65.48
	10%	80%	20%	100.00
	10%	60%	20%	100.00
	10%	40%	20%	0.00
BEDR:	7.597%	40%	20%	*First $ Loss*

	Constant Annual Default Rate	Recovery Rate	Constant Prepayment Rate	Redemption Value of M-2 Tranche
	2%	80%	30%	100.00
	2%	60%	30%	100.00
	2%	40%	30%	100.00
	4%	80%	30%	100.00
	4%	60%	30%	100.00
	4%	40%	30%	100.00
	6%	80%	30%	100.00
	6%	60%	30%	100.00
	6%	40%	30%	100.00
	8%	80%	30%	100.00
	8%	60%	30%	100.00
	8%	40%	30%	100.00
	10%	80%	30%	100.00
	10%	60%	30%	100.00
	10%	40%	30%	0.00
BEDR:	8.369%	40%	30%	*First $ Loss*

Please supply values of redemption amount for each scenario, plus Break-Even Default Rate assuming 40% recovery rate and 10% Constant Prepayment Rate.

BEDR:	7.002%	40%	10%	*First $ Loss*

Note: Feel free to expand range of scenarios if required to give better representation of sensitivity at certain default/recovery rate levels.

Assumed Forward LIBOR curves, 12-month recovery lag and a trigger event scenario run to Maturity.
Redemption value calculated as principal amount invested less any amount unpaid upon maturity divided by the principal amount invested.

MABS 2003-NC1

Static LIBOR 5.18 5.42

Period Total	Date	Collateral Balance	Excess Int ($)	Excess Int (%)
0	7/30/2003	397,049,703	0	
1	8/25/2003	392,838,797	1,878,898	5.68
2	9/25/2003	388,009,178	1,765,014	5.39
3	10/25/2003	382,571,230	1,760,488	5.44
4	11/25/2003	376,538,332	1,716,246	5.38
5	12/25/2003	369,926,853	1,705,561	5.44
6	1/25/2004	362,756,125	1,656,201	5.37
7	2/25/2004	355,048,382	1,622,153	5.37
8	3/25/2004	346,829,821	1,619,804	5.47
9	4/25/2004	338,310,364	1,546,538	5.35
10	5/25/2004	329,511,146	1,522,582	5.40
11	6/25/2004	320,455,144	1,464,385	5.33
12	7/25/2004	311,167,044	1,437,227	5.38
13	8/25/2004	301,673,096	1,377,450	5.31
14	9/25/2004	292,000,955	1,332,483	5.30
15	10/25/2004	282,648,490	1,301,342	5.35
16	11/25/2004	273,604,882	1,242,403	5.27
17	12/25/2004	264,859,684	1,213,510	5.32
18	1/25/2005	256,402,807	1,158,162	5.25
19	2/25/2005	248,224,511	1,118,108	5.23
20	3/25/2005	240,315,389	1,118,185	5.41
21	4/25/2005	232,666,358	1,041,906	5.20
22	5/25/2005	225,268,647	1,017,999	5.25
23	6/25/2005	218,113,787	970,622	5.17
24	7/25/2005	211,193,597	948,480	5.22
25	8/25/2005	204,500,180	903,931	5.14
26	9/25/2005	198,025,908	872,212	5.12
27	10/25/2005	191,763,413	852,500	5.17
28	11/25/2005	185,705,583	811,847	5.08
29	12/25/2005	179,845,547	793,621	5.13
30	1/25/2006	174,176,669	755,353	5.04
31	2/25/2006	168,692,542	728,478	5.02
32	3/25/2006	163,386,976	731,942	5.21
33	4/25/2006	158,254,042	677,540	4.98
34	5/25/2006	153,287,915	662,604	5.02
35	6/25/2006	148,483,019	629,631	4.93
36	7/25/2006	143,833,968	615,961	4.98
37	8/25/2006	139,335,561	585,175	4.88
38	9/25/2006	134,982,772	567,761	4.89
39	10/25/2006	130,770,749	566,648	5.04
40	11/25/2006	126,694,804	545,381	5.00
41	12/25/2006	122,750,407	539,327	5.11
42	1/25/2007	118,933,184	517,825	5.06
43	2/25/2007	115,238,911	502,562	5.07
44	3/25/2007	111,663,504	507,224	5.28
45	4/25/2007	108,203,020	473,407	5.09
46	5/25/2007	104,853,650	465,287	5.16
47	6/25/2007	101,611,714	445,067	5.09
48	7/25/2007	98,473,656	437,024	5.16
49	8/25/2007	95,436,041	418,063	5.09
50	9/25/2007	92,495,550	405,204	5.09
51	10/25/2007	89,648,978	397,925	5.16
52	11/25/2007	86,893,227	380,704	5.10
53	12/25/2007	84,225,303	373,892	5.16
54	1/25/2008	81,642,315	357,738	5.10
55	2/25/2008	79,141,468	346,799	5.10
56	3/25/2008	76,720,063	345,054	5.23
57	4/25/2008	74,375,490	325,950	5.10
58	5/25/2008	72,105,229	320,176	5.17

59	6/25/2008	69,906,844	306,401	5.10
60	7/25/2008	67,777,980	300,994	5.17
61	8/25/2008	65,716,363	288,066	5.10
62	9/25/2008	63,719,795	279,329	5.10
63	10/25/2008	61,786,150	274,430	5.17
64	11/25/2008	59,913,376	262,672	5.10
65	12/25/2008	58,099,488	258,083	5.17
66	1/25/2009	56,342,570	247,044	5.10
67	2/25/2009	54,640,766	239,595	5.10
68	3/25/2009	52,992,286	241,544	5.30
69	4/25/2009	51,395,398	225,389	5.10
70	5/25/2009	49,848,428	221,491	5.17
71	6/25/2009	48,349,759	212,056	5.10
72	7/25/2009	46,897,828	208,621	5.18
73	8/25/2009	45,491,121	200,022	5.12
74	9/25/2009	44,128,179	194,302	5.13
75	10/25/2009	42,807,588	191,196	5.20
76	11/25/2009	41,527,983	183,389	5.14
77	12/25/2009	40,288,044	180,460	5.21
78	1/25/2010	0	173,140	5.16

MABS 2003-NC1

Forward LIBOR 4.08 5.36

Period Total	Date	Collateral Balance	Excess Int ($)	Excess Int (%)
0	7/30/2003	397,049,703	0	
1	8/25/2003	392,838,797	1,878,898	5.68
2	9/25/2003	388,009,178	1,768,693	5.40
3	10/25/2003	382,571,230	1,764,320	5.46
4	11/25/2003	376,538,332	1,720,472	5.40
5	12/25/2003	369,926,853	1,709,923	5.45
6	1/25/2004	362,756,125	1,643,452	5.33
7	2/25/2004	355,048,382	1,611,428	5.33
8	3/25/2004	346,829,821	1,610,130	5.44
9	4/25/2004	338,310,364	1,521,820	5.27
10	5/25/2004	329,511,146	1,490,068	5.29
11	6/25/2004	320,455,144	1,401,554	5.10
12	7/25/2004	311,167,044	1,381,391	5.17
13	8/25/2004	301,673,096	1,271,063	4.90
14	9/25/2004	292,000,955	1,216,416	4.84
15	10/25/2004	282,648,490	1,180,049	4.85
16	11/25/2004	273,604,882	1,108,931	4.71
17	12/25/2004	264,859,684	1,077,586	4.73
18	1/25/2005	256,402,807	1,010,909	4.58
19	2/25/2005	248,224,511	964,586	4.51
20	3/25/2005	240,315,389	975,120	4.71
21	4/25/2005	232,680,306	959,263	4.79
22	5/25/2005	225,295,589	933,641	4.82
23	6/25/2005	218,152,817	874,292	4.66
24	7/25/2005	211,243,857	851,697	4.68
25	8/25/2005	204,560,856	733,836	4.17
26	9/25/2005	198,096,227	694,159	4.07
27	10/25/2005	191,853,602	744,586	4.51
28	11/25/2005	185,814,205	687,684	4.30
29	12/25/2005	179,971,239	669,987	4.33
30	1/25/2006	174,318,140	616,395	4.11
31	2/25/2006	168,848,568	583,405	4.02
32	3/25/2006	163,556,399	607,465	4.32
33	4/25/2006	158,442,124	564,408	4.14
34	5/25/2006	153,493,189	552,202	4.18
35	6/25/2006	148,704,095	504,863	3.95
36	7/25/2006	144,069,531	495,167	4.00
37	8/25/2006	139,584,365	446,787	3.72
38	9/25/2006	135,243,641	420,372	3.61
39	10/25/2006	131,047,243	456,945	4.05
40	11/25/2006	126,985,557	421,793	3.86
41	12/25/2006	123,054,129	420,514	3.97
42	1/25/2007	119,248,655	386,732	3.77
43	2/25/2007	115,564,978	367,914	3.70
44	3/25/2007	111,999,080	396,010	4.11
45	4/25/2007	108,549,879	354,161	3.79
46	5/25/2007	105,210,637	351,880	3.89
47	6/25/2007	101,977,738	320,377	3.65
48	7/25/2007	98,847,688	318,591	3.75
49	8/25/2007	95,817,113	300,007	3.64
50	9/25/2007	92,882,749	285,459	3.58
51	10/25/2007	90,043,113	296,969	3.84
52	11/25/2007	87,293,378	270,100	3.60
53	12/25/2007	84,630,604	269,717	3.71

54	1/25/2008	82,051,953	244,986	3.47
55	2/25/2008	79,554,678	233,018	3.41
56	3/25/2008	77,136,125	245,311	3.70
57	4/25/2008	74,794,983	220,511	3.43
58	5/25/2008	72,527,436	221,023	3.55
59	6/25/2008	70,331,095	199,738	3.30
60	7/25/2008	68,203,647	200,948	3.43
61	8/25/2008	66,142,857	192,920	3.39
62	9/25/2008	64,146,565	184,069	3.34
63	10/25/2008	62,213,220	189,350	3.54
64	11/25/2008	60,340,230	171,432	3.31
65	12/25/2008	58,525,645	172,863	3.44
66	1/25/2009	56,767,580	155,994	3.20
67	2/25/2009	55,064,213	148,865	3.15
68	3/25/2009	53,413,782	168,082	3.66
69	4/25/2009	51,815,280	140,677	3.16
70	5/25/2009	50,266,317	142,560	3.30
71	6/25/2009	48,765,303	128,232	3.06
72	7/25/2009	47,310,698	130,520	3.21
73	8/25/2009	45,901,018	121,087	3.07
74	9/25/2009	44,534,823	116,114	3.04
75	10/25/2009	43,211,131	121,458	3.27
76	11/25/2009	41,928,163	109,760	3.05
77	12/25/2009	40,684,620	112,184	3.21
78	1/25/2010	0	101,163	2.98

Class	At Pricing Speed to Call				
	WAL	Mod. Duration	Factor at 10	Effective Duration	Convexity
A3	5.26	4.89	0.000000000		0.284
	At Pricing Speed to Maturity				
	WAL	Mod. Duration	Factor at 10	Effective Duration	Convexity
	6.21	5.62	0.104596686		0.414
	Slow Pricing Speed to 75% of Expected - to maturity				
	WAL	Mod. Duration	Factor at 10	Duration at 10 years	
	8.39	7.19	0.248004913		0.670

Please calculate the CDR and CNL that the bond can sustain ı
and provide the following output.

Please run cashflows to maturity with 100% advancing, triggers functional, a 12-month lag for newly origin

Interest Rate Stresses	CPR	Severity	WAL	CDR	Cum Net Loss
Forward Libor +200	15%	100%	9.53	7.484	121,926,463
Forward Libor +200	20%	100%	7.45	8.55	109,402,947
Forward Libor +200	pricing speed	100%	5.84	9.815	95,371,922
Forward Libor +200	35%	100%	4.23	12.242	90,881,272
Forward Libor +200	45%	100%	3.13	15.171	85,061,802

until it starts to lose principal,

onth lag for newly originated loans.

Principal Writedown (if any)	Coll Duration
112	3.87
99	3.19
1,730	2.5
238	1.99
164	1.54

abcd
Collateral Stratification Report
Option One Termsheet
(~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y' and group 1 (~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y' and group 2

Selection Criteria: (~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y' and group 1
Table of Contents

1
Pool Summary
2
Top 5 States
3
PRODUCT
4
Original Balance
5
Unpaid Balance
6
Remaining Term to Maturity
7
Gross Rate
8
Gross Margin
9
Next Rate Adj
10
Maxrate
11
Minrate
12
Initial Rate Cap
13
Original Loan To Value Ratio
14
FICO Scores
15
Geographic Concentration
16
Occupancy
17
Document Type
18
Loan Purpose
19
GRADE
20
Property Type
21
Prepayment Penalty
22
FNMA Flag

1. Pool Summary

Number of Loans: 2114
Current Balance: $296,673,900.55
Average Loan Balance: $140,337.70
Minimum Balance: $24,545.78
Maximum Balance: $498,202.18
Original Balance: $297,699,107.00
Average Original Balance: $140,822.66
Minimum Original Balance: $26,500.00
Maximum Original Balance: $499,990.00
Fully Amortizing (no Balloon): 100.00%
Lien Position - First: 100.00%
WA Gross Coupon: 7.739%
Mininum Gross Coupon: 4.360%
Maximum Gross Coupon: 12.750%
WA Original Term: 355
Minimum Original Term: 120
Maximum Original Term: 360
WA Remaining Term: 351
Minimum Remaining Term: 116
Maximum Remaining Term: 357
WA Margin: 6.120%
Minimum Margin: 3.000%
Maximum Margin: 8.750%
WA Maxrate: 14.717%
Minimum Maxrate: 12.000%
Maximum Maxrate: 19.750%
WA Minrate: 7.718%
Minimum Minrate: 4.360%
Maximum Minrate: 12.750%
WA OLTV: 78.44%
Loans w. PMI Coverage: 0.00%
NON-ZERO WA FICO: 591
WA Net WAC: 7.2392%
NON-ZERO WA Servicing: 0.5000%
NON-ZERO WA DTI: 39.81%
% LTV > 80%: 41.78%
Loans with Prepay Penalties: 83.62%
Latest Stated Maturity: 20330401
Month Roll: 20
WA Seasoning: 4
high LOANAGE: 5
low LOANAGE: 3

Top

2. Top 5 States

Top 5 States	# of Loans	Aggregate Balance	% of Aggregate Balance
California	572	108619097.3	36.61
Florida	175	20273763	6.83
Texas	202	17322033.46	5.84
Illinois	110	16465193.45	5.55

New York	59	12316085.92	4.15
Other	996	121677727.4	41.01
Total:	**2114**	**296673900.6**	**100**

Top

3. PRODUCT

PRODUCT	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10 Yr IO --> 1Mo LIBOR	19	4056022.97	1.37%
2 Yr Fixed --> 6Mo LIBOR	1433	211727169.5	71.37
3 Yr Fixed --> 6Mo LIBOR	44	6824516.33	2.3
Fixed	618	74066191.78	24.97
Total:	**2114**	**296673900.6**	**100.00%**

Top

4. Original Balance

Original Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	142	6000400.93	2.02%
50,000.01 - 100,000.00	612	46449343.13	15.66
100,000.01 - 150,000.00	525	64829334.91	21.85
150,000.01 - 200,000.00	388	67395321.08	22.72
200,000.01 - 250,000.00	249	55094533.86	18.57
250,000.01 - 300,000.00	149	40923813.27	13.79
300,000.01 - 350,000.00	42	13156025.23	4.43
350,000.01 - 400,000.00	4	1519181.84	0.51
400,000.01 - 450,000.00	2	807744.12	0.27
450,000.01 - 500,000.00	1	498202.18	0.17
Total:	**2114**	**296673900.6**	**100.00%**

Minimum: $26,500.00
Maximum: $499,990.00
Average: $140,822.66

Top

5. Unpaid Balance

			% of Aggregate

Unpaid Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	Remaining Principal Balance
0.01 - 50,000.00	149	6347489.82	2.14%
50,000.01 - 100,000.00	608	46401599.85	15.64
100,000.01 - 150,000.00	523	64679585.65	21.8
150,000.01 - 200,000.00	393	68443918.16	23.07
200,000.01 - 250,000.00	244	54146013.17	18.25
250,000.01 - 300,000.00	149	40973989.17	13.81
300,000.01 - 350,000.00	41	12856176.59	4.33
350,000.01 - 400,000.00	4	1519181.84	0.51
400,000.01 - 450,000.00	2	807744.12	0.27
450,000.01 - 500,000.00	1	498202.18	0.17
Total:	**2114**	**296673900.6**	**100.00%**

Minimum: $24,545.78
Maximum: $498,202.18
Average: $140,337.70

Top

6. Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
180 or less	75	5222777.04	1.76%
181 - 240	37	2843035.82	0.96
241 - 300	28	4938380.58	1.66
301 - 360	1974	283669707.1	95.62
Total:	**2114**	**296673900.6**	**100.00%**

Minimum: 116.00
Maximum: 357.00
Weighted Average: 350.58

Top

7. Gross Rate

Gross Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.000 - 4.999	14	2990867.67	1.01%
5.000 - 5.499	5	1065155.3	0.36
5.500 - 5.999	52	9449060.99	3.18
6.000 - 6.499	86	16014985.02	5.4
6.500 - 6.999	321	55845638.18	18.82

7.000 - 7.499	241	37676868.31	12.7
7.500 - 7.999	484	72344815.31	24.39
8.000 - 8.499	249	29830994.2	10.06
8.500 - 8.999	301	35619432.49	12.01
9.000 - 9.499	117	12602671.13	4.25
9.500 - 9.999	126	13568716.05	4.57
10.000 - 10.499	33	2693607.51	0.91
10.500 - 10.999	43	3982994.64	1.34
11.000 - 11.499	17	1063131.12	0.36
11.500 - 11.999	16	1336072.84	0.45
12.000 - 12.499	5	359494.96	0.12
12.500 - 12.999	4	229394.83	0.08
Total:	**2114**	**296673900.6**	**100.00%**

Minimum: 4.360%
Maximum: 12.750%
Weighted Average: 7.739%

Top

8. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.501 - 3.000	2	409269.88	0.18%
3.001 - 3.500	12	2581597.79	1.16
3.501 - 4.000	3	684651.95	0.31
4.001 - 4.500	3	601524.65	0.27
4.501 - 5.000	2	408692.59	0.18
5.001 - 5.500	324	53099631.18	23.85
5.501 - 6.000	211	32240553.21	14.48
6.001 - 6.500	491	73323358.17	32.94
6.501 - 7.000	277	37026611.35	16.63
7.001 - 7.500	168	21677623.81	9.74
7.501 - 8.000	1	179656.33	0.08
8.501 - 9.000	2	374537.86	0.17
Total:	**1496**	**222607708.8**	**100.00%**

Minimum: 3.000%
Maximum: 8.750%
Weighted Average: 6.120%

Top

9. Next Rate Adj

	Number of	Aggregate Remaining	% of Aggregate Remaining

Next Rate Adj	Mortgage Loans	Principal Balance	Principal Balance
2003-03	1	186866.44	0.08%
2003-04	18	3869156.53	1.74
2005-02	68	9433726.64	4.24
2005-03	1364	202200090.9	90.83
2005-04	1	93351.91	0.04
2006-03	44	6824516.33	3.07
Total:	**1496**	**222607708.8**	**100.00%**

Top

10. Maxrate

Maxrate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	19	4056022.97	1.82%
12.500 - 12.999	51	9110688.47	4.09
13.000 - 13.499	85	15963336.8	7.17
13.500 - 13.999	216	37218952.67	16.72
14.000 - 14.499	165	26271600.09	11.8
14.500 - 14.999	343	54434043.41	24.45
15.000 - 15.499	168	21842360.88	9.81
15.500 - 15.999	206	26981722.4	12.12
16.000 - 16.499	71	8577982.67	3.85
16.500 - 16.999	85	10266655.65	4.61
17.000 - 17.499	20	1847505.79	0.83
17.500 - 17.999	33	3414131.77	1.53
18.000 - 18.499	11	808749.45	0.36
18.500 - 18.999	14	1225065.96	0.55
19.000 - 19.499	5	359494.96	0.16
19.500 - 19.999	4	229394.83	0.1
Total:	**1496**	**222607708.8**	**100.00%**

Minimum: 12.000%
Maximum: 19.750%
Weighted Average: 14.717%

Top

11. Minrate

Minrate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	2	409269.88	0.18%
4.500 - 4.999	12	2581597.79	1.16

5.000 - 5.499	5	1065155.3	0.48
5.500 - 5.999	50	8997284.35	4.04
6.000 - 6.499	84	15796654.84	7.1
6.500 - 6.999	217	37332356.79	16.77
7.000 - 7.499	166	26438282.05	11.88
7.500 - 7.999	343	54434043.41	24.45
8.000 - 8.499	167	21741321.12	9.77
8.500 - 8.999	206	26981722.4	12.12
9.000 - 9.499	72	8679022.43	3.9
9.500 - 9.999	85	10266655.65	4.61
10.000 - 10.499	20	1847505.79	0.83
10.500 - 10.999	33	3414131.77	1.53
11.000 - 11.499	11	808749.45	0.36
11.500 - 11.999	14	1225065.96	0.55
12.000 - 12.499	5	359494.96	0.16
12.500 - 12.999	4	229394.83	0.1
Total:	1496	222607708.8	100.00%

Minimum: 4.360%
Maximum: 12.750%
Weighted Average: 7.718%

Top

12. Initial Rate Cap

Initial Rate Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	3	381125.84	0.17%
1.5	1474	218170560	98.01
3	19	4056022.97	1.82
Total:	1496	222607708.8	100.00%

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.526%

Top

13. Original Loan To Value Ratio

Original Loan To Value Ratio	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
	16	1198758.2	0.40%
30.01 - 35.00	9	724655.48	0.24
35.01 - 40.00	16	1313078.35	0.44
40.01 - 45.00	18	1655202.98	0.56

45.01 - 50.00	34	4181910.15	1.41
50.01 - 55.00	38	5769257.28	1.94
55.01 - 60.00	65	8624166.53	2.91
60.01 - 65.00	110	14254729.89	4.8
65.01 - 70.00	149	19689681.95	6.64
70.01 - 75.00	243	34315769.79	11.57
75.01 - 80.00	611	81004551.65	27.3
80.01 - 85.00	428	62198904.85	20.97
85.01 - 90.00	320	52044051.26	17.54
90.01 - 95.00	57	9699182.19	3.27
Total:	**2114**	**296673900.6**	**100.00%**

Minimum: 15.220%
Maximum: 95.000%
Weighted Average: 78.442%

Top

14. FICO Scores

FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
	1	99742.28	0.03%
500 - 519	232	28384383.32	9.57
520 - 539	293	39925565.49	13.46
540 - 559	303	39485645.75	13.31
560 - 579	234	30715427.87	10.35
580 - 599	221	32408446.7	10.92
600 - 619	215	29480861.18	9.94
620 - 639	216	32183038.52	10.85
640 - 659	145	22878412.29	7.71
660 - 679	113	17439026.15	5.88
680 - 699	64	10519299.88	3.55
700 - 719	39	6808082.6	2.29
720 - 739	16	2802786.04	0.94
740 - 759	11	2147965.52	0.72
760 - 779	10	1305515.23	0.44
800 - 819	1	89701.73	0.03
Total:	**2114**	**296673900.6**	**100.00%**

Minimum: 489
Maximum: 807
Weighted Average: 591

Top

15. Geographic Concentration

Geographic Concentration	# of Loans	UPB	%
California	572	108619097.3	36.61%

Florida	175	20273763	6.83
Texas	202	17322033.46	5.84
Illinois	110	16465193.45	5.55
New York	59	12316085.92	4.15
Michigan	109	10972755.16	3.7
Colorado	73	10800503.49	3.64
New Jersey	49	9221647.86	3.11
Massachusetts	50	9164686.34	3.09
Minnesota	43	5208855.69	1.76
Ohio	55	5094851.01	1.72
Oregon	37	5035350.41	1.7
Maryland	25	4813113.1	1.62
Washington	32	4730137.15	1.59
Nevada	32	4366803.11	1.47
Arizona	44	4343666.96	1.46
Virginia	28	4301072.14	1.45
Missouri	43	3531777.4	1.19
Connecticut	23	3483620.04	1.17
Indiana	34	2975639.28	1
Rhode Island	17	2841345.82	0.96
New Mexico	24	2497442.27	0.84
North Carolina	22	2240438.09	0.76
Idaho	21	2045590.56	0.69
Mississippi	22	1975985.39	0.67
Wisconsin	15	1923403.47	0.65
Louisiana	24	1742717.74	0.59
Tennessee	19	1657695.51	0.56
South Carolina	16	1640929.01	0.55
New Hampshire	11	1572894.26	0.53
Pennsylvania	15	1525802.22	0.51
Oklahoma	19	1430434.51	0.48
Iowa	15	1398182.53	0.47
District of Columbia	8	1288384.46	0.43
Alabama	13	1265872.88	0.43
Utah	8	1195253.44	0.4
Hawaii	4	916305.72	0.31
Kentucky	9	887374.11	0.3
Nebraska	10	820832.55	0.28
Arkansas	9	756252.47	0.25
Kansas	9	747470.32	0.25
Maine	5	706674.48	0.24
Delaware	1	221882.14	0.07
Montana	1	209186.41	0.07
West Virginia	1	70024.59	0.02
South Dakota	1	54873.3	0.02
Total:	**2114**	**296673900.6**	**100.00%**

Top

16. Occupancy

Occupancy	# of Loans	UPB	%
Primary	1975	280540994.9	94.56%
Non-Owner	133	15408995.47	5.19

Second Home	6	723910.2	0.24
Total:	**2114**	**296673900.6**	**100.00%**

Top

17. Document Type

Document Type	# of Loans	UPB	%
Full Documentation	1459	195113523.6	65.77%
Stated Documentation	564	87059611.04	29.35
Limited Documentation	91	14500765.89	4.89
Total:	**2114**	**296673900.6**	**100.00%**

Top

18. Loan Purpose

Loan Purpose	# of Loans	UPB	%
Refinance - Cash Out	1372	193203190.6	65.12%
Refinance - No Cash Out	406	55441443.05	18.69
Purchase	336	48029266.88	16.19
Total:	**2114**	**296673900.6**	**100.00%**

Top

19. GRADE

GRADE	# of Loans	UPB	%
AA	604	91582111.56	30.87%
A+	621	90109528.54	30.37
A-	369	50107257.11	16.89
B	232	30032500.13	10.12
A+MO	92	11943200.67	4.03
FICO	87	9897230.58	3.34
C	71	8418421.45	2.84
C-HS	18	2266789.85	0.76
C-	18	2077781.4	0.7
A-MO	2	239079.26	0.08
Total:	**2114**	**296673900.6**	**100.00%**

Top

20. Property Type

Property Type	# of Loans	UPB	%

Single Family Residence	1712	231161678.9	77.92%
Pud Detached	133	22416122.89	7.56
2-4 Family	109	21543932.24	7.26
Condo	94	13252168.01	4.47
PUD Attached	40	5844191.45	1.97
Mobile Home Attached	23	2042757.69	0.69
Manufactured Housing	3	413049.38	0.14
Total:	**2114**	**296673900.6**	**100.00%**

Top

21. Prepayment Penalty

Prepayment Penalty	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	389	48585965.66	16.38%
6	3	206619.32	0.07
12	117	22601632.73	7.62
24	1201	175928656.3	59.3
36	404	49351026.55	16.63
Total:	**2114**	**296673900.6**	**100.00%**

wa TERM: 25.279

Top

22. FNMA Flag

FNMA Flag	# of Loans	UPB	%
Conforming	2114	296673900.6	100.00%
Total:	**2114**	**296673900.6**	**100.00%**

Top

Selection Criteria: (~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y' and group 2

Table of Contents

1
Pool Summary
2
Top 5 States
3
PRODUCT
4

Original Balance
5
Unpaid Balance
6
Remaining Term to Maturity
7
Gross Rate
8
Gross Margin
9
Next Rate Adj
10
Maxrate
11
Minrate
12
Initial Rate Cap
13
Original Loan To Value Ratio
14
FICO Scores
15
Geographic Concentration
16
Occupancy
17
Document Type
18
Loan Purpose
19
GRADE
20
Property Type
21
Prepayment Penalty
22
FNMA Flag

1. Pool Summary

Number of Loans: 474
Current Balance: $100,375,802.40
Average Loan Balance: $211,763.30
Minimum Balance: $25,483.77
Maximum Balance: $747,752.60
Original Balance: $100,726,784.00
Average Original Balance: $212,503.76
Minimum Original Balance: $25,600.00
Maximum Original Balance: $750,000.00
Fully Amortizing (no Balloon): 100.00%
Lien Position - First: 100.00%
WA Gross Coupon: 7.479%
Mininum Gross Coupon: 4.340%
Maximum Gross Coupon: 12.500%
WA Original Term: 351

Minimum Original Term: 120
Maximum Original Term: 360
WA Remaining Term: 347
Minimum Remaining Term: 116
Maximum Remaining Term: 356
WA Margin: 5.728%
Minimum Margin: 3.000%
Maximum Margin: 7.500%
WA Maxrate: 14.283%
Minimum Maxrate: 12.000%
Maximum Maxrate: 19.250%
WA Minrate: 7.263%
Minimum Minrate: 4.340%
Maximum Minrate: 12.250%
WA OLTV: 78.37%
Loans w. PMI Coverage: 0.00%
NON-ZERO WA FICO: 608
WA Net WAC: 6.9786%
NON-ZERO WA Servicing: 0.5000%
NON-ZERO WA DTI: 41.36%
% LTV > 80%: 43.20%
Loans with Prepay Penalties: 75.22%
Latest Stated Maturity: 20330301
Month Roll: 20
WA Seasoning: 4
high LOANAGE: 5
low LOANAGE: 4

Top

2. Top 5 States

Top 5 States	# of Loans	Aggregate Balance	% of Aggregate Balance
California	171	49903204.74	49.72
Texas	57	6719745.39	6.69
Florida	39	5395547.42	5.38
New York	15	4545593.71	4.53
New Jersey	13	4171055.46	4.16
Other	179	29640655.68	29.53
Total:	**474**	**100375802.4**	**100**

Top

3. PRODUCT

PRODUCT	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10 Yr IO --> 1Mo LIBOR	9	4057929.92	4.04%

2 Yr Fixed --> 6Mo LIBOR	186	56001169.33	55.79
3 Yr Fixed --> 6Mo LIBOR	3	1062496.44	1.06
Fixed	276	39254206.71	39.11
Total:	**474**	**100375802.4**	**100.00%**

Top

4. Original Balance

Original Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	28	1132977.4	1.13%
50,000.01 - 100,000.00	140	10415389.12	10.38
100,000.01 - 150,000.00	65	8096235.23	8.07
150,000.01 - 200,000.00	39	6727314.11	6.7
200,000.01 - 250,000.00	28	6093079.28	6.07
250,000.01 - 300,000.00	19	5333556.51	5.31
300,000.01 - 350,000.00	34	11309039.73	11.27
350,000.01 - 400,000.00	58	21577217.45	21.5
400,000.01 - 450,000.00	23	9636071.9	9.6
450,000.01 - 500,000.00	33	15888698.31	15.83
550,000.01 - 600,000.00	5	2814670.76	2.8
600,000.01 - 650,000.00	1	603800	0.6
700,000.01 - 750,000.00	1	747752.6	0.74
Total:	**474**	**100375802.4**	**100.00%**

Minimum: $25,600.00
Maximum: $750,000.00
Average: $212,503.76

Top

5. Unpaid Balance

Unpaid Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	30	1231904.26	1.23%
50,000.01 - 100,000.00	139	10416396.56	10.38
100,000.01 - 150,000.00	64	7996300.93	7.97
150,000.01 - 200,000.00	39	6727314.11	6.7
200,000.01 - 250,000.00	28	6093079.28	6.07
250,000.01 - 300,000.00	20	5633160.28	5.61
300,000.01 - 350,000.00	33	11009017.51	10.97
350,000.01 - 400,000.00	58	21577635.9	21.5
400,000.01 - 450,000.00	23	9636071.9	9.6
450,000.01 - 500,000.00	33	15888698.31	15.83

550,000.01 - 600,000.00	5	2814670.76	2.8
600,000.01 - 650,000.00	1	603800	0.6
700,000.01 - 750,000.00	1	747752.6	0.74
Total:	**474**	**100375802.4**	**100.00%**

Minimum: $25,483.77
Maximum: $747,752.60
Average: $211,763.30

Top

6. Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	*Aggregate Remaining* Principal Balance	% of Aggregate *Remaining* Principal Balance
180 or less	29	2501149.07	2.49%
181 - 240	16	1224536.41	1.22
241 - 300	13	4519255.42	4.5
301 - 360	416	92130861.5	91.79
Total:	**474**	**100375802.4**	**100.00%**

Minimum: 116.00
Maximum: 356.00
Weighted Average: 347.18

Top

7. Gross Rate

Gross Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.000 - 4.999	9	4057929.92	4.04%
5.500 - 5.999	4	1447380.78	1.44
6.000 - 6.499	12	4331555.06	4.32
6.500 - 6.999	92	26270236.56	26.17
7.000 - 7.499	65	14974783.03	14.92
7.500 - 7.999	106	24271833.93	24.18
8.000 - 8.499	54	7970316.16	7.94
8.500 - 8.999	65	8878330.05	8.85
9.000 - 9.499	24	3570038.8	3.56
9.500 - 9.999	23	2905214.56	2.89
10.000 - 10.499	6	571467.23	0.57
10.500 - 10.999	10	829321.56	0.83
11.000 - 11.499	1	25483.77	0.03
11.500 - 11.999	1	115324.17	0.11
12.000 - 12.499	1	71913.08	0.07
12.500 - 12.999	1	84673.74	0.08

Total:	474	100375802.4	100.00%

Minimum: 4.340%
Maximum: 12.500%
Weighted Average: 7.479%

Top

8. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.501 - 3.000	3	1279607.83	2.09%
3.001 - 3.500	6	2778322.09	4.55
4.001 - 4.500	2	1056167.25	1.73
5.001 - 5.500	64	20654842.62	33.79
5.501 - 6.000	33	11296001.67	18.48
6.001 - 6.500	55	15687710.43	25.67
6.501 - 7.000	25	5654934.2	9.25
7.001 - 7.500	10	2714009.6	4.44
Total:	198	61121595.69	100.00%

Minimum: 3.000%
Maximum: 7.500%
Weighted Average: 5.728%

Top

9. Next Rate Adj

Next Rate Adj	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-03	1	557600	0.91%
2003-04	8	3500329.92	5.73
2005-02	7	2229598.91	3.65
2005-03	179	53771570.42	87.97
2006-03	3	1062496.44	1.74
Total:	198	61121595.69	100.00%

Top

10. Maxrate

			% of Aggregate

Maxrate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	Remaining Principal Balance
12.000 - 12.499	9	4057929.92	6.64%
12.500 - 12.999	4	1447380.78	2.37
13.000 - 13.499	12	4331555.06	7.09
13.500 - 13.999	43	15676157.09	25.65
14.000 - 14.499	33	9457243.41	15.47
14.500 - 14.999	48	14188582.2	23.21
15.000 - 15.499	17	4407949.99	7.21
15.500 - 15.999	17	4369303.06	7.15
16.000 - 16.499	9	1961543.93	3.21
16.500 - 16.999	2	707259.79	1.16
17.000 - 17.499	1	147746.35	0.24
17.500 - 17.999	1	181706.86	0.3
18.500 - 18.999	1	115324.17	0.19
19.000 - 19.499	1	71913.08	0.12
Total:	**198**	**61121595.69**	**100.00%**

Minimum: 12.000%
Maximum: 19.250%
Weighted Average: 14.283%

Top

11. Minrate

Minrate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	3	1279607.83	2.09%
4.500 - 4.999	6	2778322.09	4.55
5.500 - 5.999	4	1447380.78	2.37
6.000 - 6.499	12	4331555.06	7.09
6.500 - 6.999	43	15676157.09	25.65
7.000 - 7.499	33	9457243.41	15.47
7.500 - 7.999	48	14188582.2	23.21
8.000 - 8.499	17	4407949.99	7.21
8.500 - 8.999	17	4369303.06	7.15
9.000 - 9.499	9	1961543.93	3.21
9.500 - 9.999	2	707259.79	1.16
10.000 - 10.499	1	147746.35	0.24
10.500 - 10.999	1	181706.86	0.3
11.500 - 11.999	1	115324.17	0.19
12.000 - 12.499	1	71913.08	0.12
Total:	**198**	**61121595.69**	**100.00%**

Minimum: 4.340%
Maximum: 12.250%
Weighted Average: 7.263%

Top

12. Initial Rate Cap

Initial Rate Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.5	189	57063665.77	93.36%
3	9	4057929.92	6.64
Total:	**198**	**61121595.69**	**100.00%**

Minimum: 1.500%
Maximum: 3.000%
Weighted Average: 1.600%

Top

13. Original Loan To Value Ratio

Original Loan To Value Ratio	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
	3	165599.36	0.16%
30.01 - 35.00	2	134554.4	0.13
35.01 - 40.00	10	1076514.34	1.07
40.01 - 45.00	6	872191.3	0.87
45.01 - 50.00	7	1300886.92	1.3
50.01 - 55.00	13	2023833.74	2.02
55.01 - 60.00	9	2126325.33	2.12
60.01 - 65.00	19	2656043.01	2.65
65.01 - 70.00	38	7974440.9	7.94
70.01 - 75.00	57	13003443.35	12.95
75.01 - 80.00	132	25684613.34	25.59
80.01 - 85.00	99	23190347.35	23.1
85.01 - 90.00	70	18132417.29	18.06
90.01 - 95.00	9	2034591.77	2.03
Total:	**474**	**100375802.4**	**100.00%**

Minimum: 20.000%
Maximum: 95.000%
Weighted Average: 78.371%

Top

14. FICO Scores

			% of Aggregate

FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	Remaining Principal Balance
500 - 519	43	6156468.54	6.13%
520 - 539	48	9606991.49	9.57
540 - 559	45	7814795.12	7.79
560 - 579	60	12170024.83	12.12
580 - 599	57	13336736.51	13.29
600 - 619	49	9932925.12	9.9
620 - 639	51	11615806.59	11.57
640 - 659	49	11918424.37	11.87
660 - 679	21	5899237.76	5.88
680 - 699	18	3285995.65	3.27
700 - 719	8	2036252.53	2.03
720 - 739	10	2891499.17	2.88
740 - 759	8	1969687.41	1.96
760 - 779	4	1226104.92	1.22
780 - 799	2	395304.81	0.39
800 - 819	1	119547.58	0.12
Total:	**474**	**100375802.4**	**100.00%**

Minimum: 501
Maximum: 816
Weighted Average: 608

Top

15. Geographic Concentration

Geographic Concentration	# of Loans	UPB	%
California	171	49903204.74	49.72%
Texas	57	6719745.39	6.69
Florida	39	5395547.42	5.38
New York	15	4545593.71	4.53
New Jersey	13	4171055.46	4.16
Illinois	16	3641445.04	3.63
Colorado	10	2685317.41	2.68
Massachusetts	9	2583052.93	2.57
Michigan	21	2503037.3	2.49
New Mexico	5	1726103.69	1.72
Connecticut	5	1372427.26	1.37
North Carolina	7	1350146.66	1.35
District of Columbia	4	1169389.36	1.17
Washington	6	1119521.27	1.12
Virginia	6	1107028.37	1.1
Tennessee	10	1102862.02	1.1
Arizona	8	1052398.76	1.05
South Carolina	5	926996.11	0.92
Nevada	6	881107.17	0.88
Ohio	5	700613.4	0.7
Utah	2	480331.83	0.48
Pennsylvania	3	464662.52	0.46
Oregon	4	449393.46	0.45
Minnesota	4	445486.25	0.44

Indiana	7	422523.66	0.42
Maryland	1	360178.09	0.36
Rhode Island	2	292839.17	0.29
Mississippi	4	263378.29	0.26
Louisiana	4	262252.39	0.26
Missouri	3	260984.02	0.26
Iowa	3	260926.64	0.26
Kansas	3	237393.06	0.24
Maine	2	233388.99	0.23
Hawaii	1	231067.43	0.23
Alabama	2	200783.83	0.2
Arkansas	3	194657.17	0.19
North Dakota	1	168642.26	0.17
Oklahoma	2	140120.78	0.14
Wisconsin	2	120249.48	0.12
New Hampshire	1	92215.83	0.09
Kentucky	1	71913.08	0.07
Idaho	1	65820.7	0.07
Total:	**474**	**100375802.4**	**100.00%**

Top

16. Occupancy

Occupancy	# of Loans	UPB	%
Primary	437	94875757.83	94.52%
Non-Owner	36	5387343.9	5.37
Second Home	1	112700.67	0.11
Total:	**474**	**100375802.4**	**100.00%**

Top

17. Document Type

Document Type	# of Loans	UPB	%
Full Documentation	294	54776079.98	54.57%
Stated Documentation	157	39967220.13	39.82
Limited Documentation	23	5632502.29	5.61
Total:	**474**	**100375802.4**	**100.00%**

Top

18. Loan Purpose

Loan Purpose	# of Loans	UPB	%
Refinance - Cash Out	306	64050539.68	63.81%
Refinance - No Cash Out	98	18630312.3	18.56
Purchase	70	17694950.42	17.63

Total:	474	100375802.4	100.00%

Top

19. GRADE

GRADE	# of Loans	UPB	%
AA	164	40482680.21	40.33%
A+	161	33593286.7	33.47
A-	63	10733187.52	10.69
B	40	6496711.68	6.47
FICO	21	5090621.61	5.07
A+MO	16	2346210	2.34
C	5	875970.23	0.87
C-	2	414726.84	0.41
C-HS	1	181706.86	0.18
A-MO	1	160700.75	0.16
Total:	**474**	**100375802.4**	**100.00%**

Top

20. Property Type

Property Type	# of Loans	UPB	%
Single Family Residence	381	79492173.64	79.19%
Pud Detached	47	12252143.95	12.21
2-4 Family	21	4809687.89	4.79
Condo	13	2580158.48	2.57
PUD Attached	5	744032.53	0.74
Mobile Home Attached	6	423079.73	0.42
Manufactured Housing	1	74526.18	0.07
Total:	**474**	**100375802.4**	**100.00%**

Top

21. Prepayment Penalty

Prepayment Penalty	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	119	24870756.82	24.78%
6	1	69498.13	0.07
12	35	9994216.8	9.96
24	146	41202737.64	41.05
36	173	24238593.01	24.15
Total:	**474**	**100375802.4**	**100.00%**

wa TERM: 26.247

Top

22. FNMA Flag

FNMA Flag	# of Loans	UPB	%
Non-Conforming	149	60602514.89	60.38%
Conforming	325	39773287.51	39.62
Total:	**474**	**100375802.4**	**100.00%**

Top

I:\ABS\New Century\MASTR03_NC1\termsheet\MASTR 03-1 3-15-03.cas
Jul 9, 2003 11:57

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Collateral Stratification Report

MASTR 03-1 NC1 Tables - For Internal Use Only

(~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y'

Summary
Percent South CAL: 25.20%
Perecnt North CAL: 14.73%
Percent Silent 2NDS: 0.00%
LTV - Silent 2NDS: 0.00%
CLTV - Silent 2NDS: 0.00%
Min Debt Ratio (Non-Zero): 4.60%
High Debt Ratio: 58.80%
Ave Debt Ratio (Non-Zero): 39.24%
Percent Debt Ratio greater than 50: 7.05%
Percent Cashout and Non-Full Doc: 23.80%

Balance < 40K	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
0.01 - 25,000.00	$24,545.78	0.08	574	50.730	100.000	100.000	100.000	8.800	176	1
25,000.01 - 50,000.00	7,554,848.30	24.72	578	68.479	92.428	85.808	77.218	9.075	304	178
50,000.01 - 75,000.00	22,978,793.25	75.20	580	76.011	89.016	88.860	75.069	8.578	330	360
Total:	$30,558,187.33	100.00	580	74.129	89.869	88.114	75.620	8.701	324	539

Balance > 400K	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
400,000.01 - 500,000.00	$26,830,716.51	86.56	611	78.062	88.633	93.224	46.070	7.256	351	59
500,000.01 - 600,000.00	2,814,670.76	9.08	670	72.492	80.187	100.000	40.196	5.760	332	5
600,000.01 - 700,000.00	603,800.00	1.95	718	79.450	100.000	100.000	0.000	4.360	296	1
700,000.01 - 800,000.00	747,752.60	2.41	644	78.950	100.000	100.000	100.000	7.500	356	1
Total:	$30,996,939.87	100.00	619	77.605	88.362	94.135	45.940	7.069	348	66

FICO	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
476 - 500	$1,064,779.62	0.48	499	78.401	100.000	100.000	91.176	9.112	356	12
501 - 525	46,645,339.49	21.19	514	75.742	91.399	97.494	72.328	8.470	353	356
526 - 550	63,020,903.01	28.63	538	76.350	94.099	97.249	68.939	8.242	352	445
551 - 575	56,073,658.42	25.48	563	77.091	94.253	95.201	72.987	8.030	352	391
576 - 600	53,299,547.36	24.22	588	79.153	86.510	97.034	65.236	7.751	351	333
Total:	$220,104,227.90	100.00	551	77.099	91.757	96.740	69.899	8.122	352	1537

LTV	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
80.000 - 84.999	$103,330,891.81	41.70	598	80.721	88.759	93.837	63.518	7.646	350	711
85.000 - 89.999	77,229,425.43	31.16	586	85.642	89.295	96.737	66.384	7.766	351	473
90.000 - 94.999	58,895,406.75	23.77	622	90.234	90.012	99.512	60.064	7.651	354	336
95.000 - 99.999	8,363,184.50	3.37	644	95.000	92.684	100.000	87.388	7.501	353	48
Total:	$247,818,908.49	100.00	601	84.998	89.356	96.298	64.396	7.680	351	1568

2ND HOMES	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
Second Home	$836,610.87	100.00	673	73.544	100.000	0.000	44.176	6.326	321	7
Total:	*$836,610.87*	*100.00*	*673*	*73.544*	*100.000*	*0.000*	44.176	*6.326*	321	7

INVESTMENT	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
Investor Occupied	$20,796,339.37	100.00	624	72.467	63.852	0.000	50.566	7.878	352	169
Total:	$20,796,339.37	100.00	624	72.467	63.852	0.000	50.566	7.878	352	169

2-4 Family	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
2-4 Family	$26,353,620.13	100.00	617	74.686	0.000	75.121	49.316	7.475	348	130
Total:	$26,353,620.13	100.00	617	74.686	0.000	75.121	49.316	7.475	348	130

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

Collateral Stratification Report

MASTR 03-1 NC1 Tables - For Internal Use Only

(~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y'

Debt Ratio > 40	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
40.000 - 44.999	$84,196,396.71	36.64	602	79.598	88.347	95.219	56.771	7.704	351	514
45.000 - 49.999	113,553,155.71	49.41	595	80.353	86.644	95.666	65.054	7.607	350	684
50.000 - 54.999	28,103,952.92	12.23	569	75.859	91.898	94.466	79.718	7.971	351	170
55.000 - 59.999	3,951,591.28	1.72	556	71.397	93.885	92.013	97.981	8.451	355	24
Total:	$229,805,096.62	100.00	594	79.373	88.035	95.292	64.379	7.701	350	1392

CASH OUT	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
Cash Out Refi	$257,253,730.30	100.00	590	77.099	88.755	94.268	63.261	7.749	349	1678
Total:	$257,253,730.30	100.00	590	77.099	88.755	94.268	63.261	7.749	349	1678

STATED	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
Stated Doc	$127,026,831.17	100.00	611	77.565	85.552	93.075	0.000	7.724	347	721
Total:	$127,026,831.17	100.00	611	77.565	85.552	93.075	0.000	7.724	347	721

GRADES- B or less	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
B	$36,529,211.81	71.96	548	74.971	91.039	96.645	78.318	8.753	352	272
C	9,294,391.68	18.31	544	70.958	94.015	97.505	75.930	9.631	355	76
C-	2,492,508.24	4.91	546	58.912	79.144	100.000	79.684	10.412	356	20
C-HS	2,448,496.71	4.82	533	59.520	97.432	100.000	100.000	10.579	356	19
Total:	$50,764,608.44	100.00	546	72.703	91.308	97.129	78.993	9.084	353	387

RATE >10	Agg Balance	% of Agg Balance	Weighted FICO	WA LTV	%SFD PUD	%Owner Occ	FULL DOC	WA RATE	WAM	LOAN COUNT
10.001 - 10.500	$4,146,692.41	38.33	544	74.089	96.125	97.343	57.877	10.364	341	46
10.501 - 11.000	3,849,422.51	35.58	539	71.040	96.438	95.443	65.466	10.834	341	47
11.001 - 11.500	974,190.89	9.00	544	63.120	74.170	94.276	73.615	11.322	339	14
11.501 - 12.000	1,340,123.53	12.39	529	72.317	92.175	81.848	95.528	11.825	356	17
12.001 - 12.500	377,705.22	3.49	529	73.725	100.000	100.000	77.582	12.437	329	6
12.501 - 13.000	130,248.05	1.20	512	80.000	100.000	100.000	63.202	12.713	356	2
Total:	$10,818,382.61	100.00	539	71.855	93.952	94.596	67.411	10.899	342	132

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.

THE CARLISLE GROUP
2,588 records
Balance: 397,049,703

(~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y'

REPLINES	Total CURR BalanCE	Gross WAC	ORIG TERM	AMORT Term	WA Age	Pre-Pay Terms	Blank	NZWA Margin	Initial Rate Adj.	Rate Change Freq.	First Period Caps	Subs. Period Caps	Max Rate	MIN RATE	WA LTV	Balloon Flag	Lien Position
G1-1 MONTH LIBOR 300 0	4,056,022.97	4.9486	300	300	4	0	0	3.5838	0	1	3	3	12	4.941	81.53	N	1
G1-15 YR FXD 120 0	178,001.09	8.6719	120	120	4	0	0	0	0	0	0	0	0	0	66.41	N	1
G1-15 YR FXD 12036	138,420.67	9.0837	120	120	4	36	0	0	0	0	0	0	0	0	80.23	N	1
G1-15 YR FXD 180 0	2,170,665.88	8.3215	180	180	4	0	0	0	0	0	0	0	0	0	70.23	N	1
G1-15 YR FXD 180 6	50,525.94	10.55	180	180	4	6	0	0	0	0	0	0	0	0	75	N	1
G1-15 YR FXD 18012	419,624.95	7.2058	180	180	4	12	0	0	0	0	0	0	0	0	40.38	N	1
G1-15 YR FXD 18024	246,202.98	8.445	180	180	4	24	0	0	0	0	0	0	0	0	79.73	N	1
G1-15 YR FXD 18036	2,019,335.53	8.2305	180	180	4	36	0	0	0	0	0	0	0	0	66.01	N	1
G1-2/ 6 MONTH LIBOR 360 0	25,640,682.64	7.994	360	360	4	0	0	6.1448	20	6	1.4926	1.4926	14.9791	7.994	79.95	N	1
G1-2/ 6 MONTH LIBOR 36012	13,129,295.60	7.8457	360	360	4	12	0	6.1341	20	6	1.5	1.5	14.8457	7.8457	81.45	N	1
G1-2/ 6 MONTH LIBOR 36024	171,477,921.00	7.7351	360	360	4	24	0	6.1855	20	6	1.5	1.5	14.7351	7.7351	78.89	N	1
G1-2/ 6 MONTH LIBOR 36036	1,479,270.23	8.1866	360	360	4	36	0	6.2759	20	6	1.5	1.5	15.1866	8.1866	76.77	N	1
G1-30 YR FXD 240 0	1,495,027.40	8.3106	240	240	4	0	0	0	0	0	0	0	0	0	78.51	N	1
G1-30 YR FXD 24012	214,223.87	6.5	240	240	4	12	0	0	0	0	0	0	0	0	80	N	1
G1-30 YR FXD 24024	26,379.68	11.24	240	240	4	24	0	0	0	0	0	0	0	0	25	N	1
G1-30 YR FXD 24036	1,107,404.87	7.8049	240	240	4	36	0	0	0	0	0	0	0	0	72.95	N	1
G1-30 YR FXD 300 0	310,346.91	8.4495	300	300	4	0	0	0	0	0	0	0	0	0	80	N	1
G1-30 YR FXD 30012	177,017.27	6.5	300	300	4	12	0	0	0	0	0	0	0	0	56.51	N	1
G1-30 YR FXD 30036	394,993.43	7.9373	300	300	4	36	0	0	0	0	0	0	0	0	83.48	N	1
G1-30 YR FXD 360 0	13,480,880.55	8.1301	360	360	4	0	0	0	0	0	0	0	0	0	76.23	N	1
G1-30 YR FXD 360 6	156,093.38	8.25	360	360	4	6	0	0	0	0	0	0	0	0	78.34	N	1
G1-30 YR FXD 36012	8,202,294.17	7.397	360	360	4	12	0	0	0	0	0	0	0	0	75.72	N	1
G1-30 YR FXD 36024	3,806,130.57	7.9696	360	360	4	24	0	0	0	0	0	0	0	0	76.13	N	1
G1-30 YR FXD 36036	39,472,622.64	7.6836	360	360	4	36	0	0	0	0	0	0	0	0	76.97	N	1
G1-3/ 6 MONTH LIBOR 360 0	1,254,338.22	7.7109	360	360	4	0	0	5.6873	32	6	1.5	1.5	14.7109	7.7109	82.93	N	1
G1-3/ 6 MONTH LIBOR 36012	459,176.87	7.1832	360	360	4	12	0	6.3078	32	6	1.5	1.5	14.1832	7.1832	85.63	N	1
G1-3/ 6 MONTH LIBOR 36024	372,022.06	7.449	360	360	4	24	0	5.5339	32	6	1.5	1.5	14.449	7.449	88.54	N	1
G1-3/ 6 MONTH LIBOR 36036	4,738,979.18	7.5454	360	360	4	36	0	5.8537	32	6	1.5	1.5	14.5454	7.5454	80.65	N	1
G2-1 MONTH LIBOR 300 0	4,057,929.92	4.6995	300	300	4	0	0	3.3423	0	1	3	3	12	4.6965	82.55	N	1
G2-15 YR FXD 120 0	109,229.55	8.6323	120	120	4	0	0	0	0	0	0	0	0	0	78.95	N	1
G2-15 YR FXD 12036	109,902.81	8.6209	120	120	4	36	0	0	0	0	0	0	0	0	80.91	N	1
G2-15 YR FXD 180 0	310,067.69	9.423	180	180	4	0	0	0	0	0	0	0	0	0	75.88	N	1
G2-15 YR FXD 18012	704,076.19	6.8215	180	180	5	12	0	0	0	0	0	0	0	0	52.88	N	1
G2-15 YR FXD 18036	1,267,872.83	8.2278	180	180	4	36	0	0	0	0	0	0	0	0	70.26	N	1
G2-2/ 6 MONTH LIBOR 360 0	10,752,906.11	7.6809	360	360	4	0	0	5.8625	20	6	1.5	1.5	14.6809	7.6809	78.87	N	1
G2-2/ 6 MONTH LIBOR 36012	5,577,505.20	7.4717	360	360	4	12	0	5.8479	20	6	1.5	1.5	14.4717	7.4717	79.68	N	1
G2-2/ 6 MONTH LIBOR 36024	39,018,730.82	7.4066	360	360	4	24	0	5.9174	20	6	1.5	1.5	14.4066	7.4066	81.48	N	1
G2-2/ 6 MONTH LIBOR 36036	652,027.20	7.5082	360	360	4	36	0	5.9347	20	6	1.5	1.5	14.5082	7.5082	70.13	N	1
G2-30 YR FXD 240 0	419,085.25	9.7877	240	240	4	0	0	0	0	0	0	0	0	0	76.66	N	1
G2-30 YR FXD 24012	241,001.87	6.5	240	240	4	12	0	0	0	0	0	0	0	0	74.77	N	1
G2-30 YR FXD 24024	25,483.77	11.24	240	240	4	24	0	0	0	0	0	0	0	0	20	N	1
G2-30 YR FXD 24036	538,965.52	8.0327	240	240	4	36	0	0	0	0	0	0	0	0	70.95	N	1
G2-30 YR FXD 300 0	166,893.51	8.383	300	300	4	0	0	0	0	0	0	0	0	0	67.34	N	1
G2-30 YR FXD 30036	294,431.99	8.99	300	300	4	36	0	0	0	0	0	0	0	0	84.43	N	1
G2-30 YR FXD 360 0	8,725,971.27	8.1944	360	360	4	0	0	0	0	0	0	0	0	0	75.1	N	1
G2-30 YR FXD 360 6	69,498.13	7.79	360	360	4	6	0	0	0	0	0	0	0	0	70	N	1
G2-30 YR FXD 36012	3,471,633.54	7.381	360	360	4	12	0	0	0	0	0	0	0	0	78.47	N	1
G2-30 YR FXD 36024	2,158,523.05	7.3227	360	360	4	24	0	0	0	0	0	0	0	0	70.62	N	1

G2-30 YR FXD 36036	20,641,569.74	7.6983	360	360	4	36	0	0	0	0	0	0	0	0	75.8	N	1
G2-3/ 6 MONTH LIBOR 360 0	328,673.52	5.99	360	360	4	0	0	6.35	32	6	1.5	1.5	12.99	5.99	73.33	N	1
G2-3/ 6 MONTH LIBOR 36036	733,822.92	6.4435	360	360	4	36	0	5.4794	32	6	1.5	1.5	13.4435	6.4435	65.71	N	1
Total:	**397,049,702.95**	**7.6734**	**354**	**354**	**4**	**21**	**0**	**6.0357**	**20**	**6**	**1.5422**	**1.5422**	**14.6236**	**7.6197**	**78.42**	**N**	**1**

I:\ABS\New Century\MASTR03_NC1\termsheet\MASTR 03-1 3-15-03.cas
Jul 7, 2003 21:20

abcd
Collateral Stratification Report
Option One Termsheet
(~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y'

Selection Criteria: (~ DELCODE in 'PIF,BID,CNL,DDL,SLD,PIF'); CURRPORT eq 6380; TERMSHEET_FILE in 'Y'
Table of Contents

1
Pool Summary
2
Top 5 States
3
PRODUCT
4
Original Balance
5
Unpaid Balance
6
Remaining Term to Maturity
7
Gross Rate
8
Gross Margin
9
Next Rate Adj
10
Maxrate
11
Minrate
12
Initial Rate Cap
13
Original Loan To Value Ratio
14
FICO Scores
15
Geographic Concentration
16
Occupancy
17
Document Type
18
Loan Purpose
19
GRADE
20
Property Type
21
Prepayment Penalty
22
FNMA Flag

1. Pool Summary

Number of Loans: 2588
Current Balance: $397,049,702.95
Average Loan Balance: $153,419.51
Minimum Balance: $24,545.78
Maximum Balance: $747,752.60
Original Balance: $398,425,891.00
Average Original Balance: $153,951.27
Minimum Original Balance: $25,600.00
Maximum Original Balance: $750,000.00
Fully Amortizing (no Balloon): 100.00%
Lien Position - First: 100.00%
WA Gross Coupon: 7.673%
Mininum Gross Coupon: 4.340%
Maximum Gross Coupon: 12.750%
WA Original Term: 354

Minimum Original Term: 120
Maximum Original Term: 360
WA Remaining Term: 350
Minimum Remaining Term: 116
Maximum Remaining Term: 357
WA Margin: 6.036%
Minimum Margin: 3.000%
Maximum Margin: 8.750%
WA Maxrate: 14.624%
Minimum Maxrate: 12.000%
Maximum Maxrate: 19.750%
WA Minrate: 7.620%
Minimum Minrate: 4.340%
Maximum Minrate: 12.750%
WA OLTV: 78.42%
Loans w. PMI Coverage: 0.00%
NON-ZERO WA FICO: 596
WA Net WAC: 7.1733%
NON-ZERO WA Servicing: 0.5000%
NON-ZERO WA DTI: 40.21%
% LTV > 80%: 42.14%
Loans with Prepay Penalties: 81.50%
Latest Stated Maturity: 20330401
Month Roll: 20
WA Seasoning: 4
high LOANAGE: 5
low LOANAGE: 3

Top

2. Top 5 States

Top 5 States	# of Loans	Aggregate Balance	% of Aggregate Balance
California	743	158522302.1	39.93
Florida	214	25669310.42	6.47
Texas	259	24041778.85	6.06
Illinois	126	20106638.49	5.06
New York	74	16861679.63	4.25
Other	1172	151847993.5	38.24
Total:	**2588**	**397049703**	**100**

Top

3. PRODUCT

PRODUCT	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10 Yr IO --> 1Mo LIBOR	28	8113952.89	2.04%
2 Yr Fixed --> 6Mo LIBOR	1619	267728338.8	67.43
3 Yr Fixed --> 6Mo LIBOR	47	7887012.77	1.99
Fixed	894	113320398.5	28.54
Total:	**2588**	**397049703**	**100.00%**

Top

4. Original Balance

Original Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance

0.01 - 50,000.00	170	7133378.33	1.80%
50,000.01 - 100,000.00	752	56864732.25	14.32
100,000.01 - 150,000.00	590	72925570.14	18.37
150,000.01 - 200,000.00	427	74122635.19	18.67
200,000.01 - 250,000.00	277	61187613.14	15.41
250,000.01 - 300,000.00	168	46257369.78	11.65
300,000.01 - 350,000.00	76	24465064.96	6.16
350,000.01 - 400,000.00	62	23096399.29	5.82
400,000.01 - 450,000.00	25	10443816.02	2.63
450,000.01 - 500,000.00	34	16386900.49	4.13
550,000.01 - 600,000.00	5	2814670.76	0.71
600,000.01 - 650,000.00	1	603800	0.15
700,000.01 - 750,000.00	1	747752.6	0.19
Total:	**2588**	**397049703**	**100.00%**

Minimum: $25,600.00
Maximum: $750,000.00
Average: $153,951.27

Top

5. Unpaid Balance

Unpaid Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	179	7579394.08	1.91%
50,000.01 - 100,000.00	747	56817996.41	14.31
100,000.01 - 150,000.00	587	72675886.58	18.3
150,000.01 - 200,000.00	432	75171232.27	18.93
200,000.01 - 250,000.00	272	60239092.45	15.17
250,000.01 - 300,000.00	169	46607149.45	11.74
300,000.01 - 350,000.00	74	23865194.1	6.01
350,000.01 - 400,000.00	62	23096817.74	5.82
400,000.01 - 450,000.00	25	10443816.02	2.63
450,000.01 - 500,000.00	34	16386900.49	4.13
550,000.01 - 600,000.00	5	2814670.76	0.71
600,000.01 - 650,000.00	1	603800	0.15
700,000.01 - 750,000.00	1	747752.6	0.19
Total:	**2588**	**397049703**	**100.00%**

Minimum: $24,545.78
Maximum: $747,752.60
Average: $153,419.51

Top

6. Remaining Term to Maturity

Remaining Term to Maturity	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
180 or less	104	7723926.11	1.95%
181 - 240	53	4067572.23	1.02
241 - 300	41	9457636	2.38
301 - 360	2390	375800568.6	94.65
Total:	**2588**	**397049703**	**100.00%**

Minimum: 116.00
Maximum: 357.00
Weighted Average: 349.72

Top

7. Gross Rate

Gross Rate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.000 - 4.999	23	7048797.59	1.78%
5.000 - 5.499	5	1065155.3	0.27
5.500 - 5.999	56	10896441.77	2.74
6.000 - 6.499	98	20346540.08	5.12
6.500 - 6.999	413	82115874.74	20.68
7.000 - 7.499	306	52651651.34	13.26
7.500 - 7.999	590	96616649.24	24.33
8.000 - 8.499	303	37801310.36	9.52
8.500 - 8.999	366	44497762.54	11.21
9.000 - 9.499	141	16172709.93	4.07
9.500 - 9.999	149	16473930.61	4.15
10.000 - 10.499	39	3265074.74	0.82
10.500 - 10.999	53	4812316.2	1.21
11.000 - 11.499	18	1088614.89	0.27
11.500 - 11.999	17	1451397.01	0.37
12.000 - 12.499	6	431408.04	0.11
12.500 - 12.999	5	314068.57	0.08
Total:	**2588**	**397049703**	**100.00%**

Minimum: 4.340%
Maximum: 12.750%
Weighted Average: 7.673%

Top

8. Gross Margin

Gross Margin	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.501 - 3.000	5	1688877.71	0.60%
3.001 - 3.500	18	5359919.88	1.89
3.501 - 4.000	3	684651.95	0.24
4.001 - 4.500	5	1657691.9	0.58
4.501 - 5.000	2	408692.59	0.14
5.001 - 5.500	388	73754473.8	25.99
5.501 - 6.000	244	43536554.88	15.34
6.001 - 6.500	546	89011068.6	31.37
6.501 - 7.000	302	42681545.55	15.04
7.001 - 7.500	178	24391633.41	8.6
7.501 - 8.000	1	179656.33	0.06
8.501 - 9.000	2	374537.86	0.13
Total:	**1694**	**283729304.5**	**100.00%**

Minimum: 3.000%
Maximum: 8.750%
Weighted Average: 6.036%

Top

9. Next Rate Adj

Next Rate Adj	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-03	2	744466.44	0.26%
2003-04	26	7369486.45	2.6
2005-02	75	11663325.55	4.11
2005-03	1543	255971661.3	90.22

2005-04	1	93351.91	0.03
2006-03	47	7887012.77	2.78
Total:	**1694**	**283729304.5**	**100.00%**

Top

10. Maxrate

Maxrate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.000 - 12.499	28	8113952.89	2.86%
12.500 - 12.999	55	10558069.25	3.72
13.000 - 13.499	97	20294891.86	7.15
13.500 - 13.999	259	52895109.76	18.64
14.000 - 14.499	198	35728843.5	12.59
14.500 - 14.999	391	68622625.61	24.19
15.000 - 15.499	185	26250310.87	9.25
15.500 - 15.999	223	31351025.46	11.05
16.000 - 16.499	80	10539526.6	3.71
16.500 - 16.999	87	10973915.44	3.87
17.000 - 17.499	21	1995252.14	0.7
17.500 - 17.999	34	3595838.63	1.27
18.000 - 18.499	11	808749.45	0.29
18.500 - 18.999	15	1340390.13	0.47
19.000 - 19.499	6	431408.04	0.15
19.500 - 19.999	4	229394.83	0.08
Total:	**1694**	**283729304.5**	**100.00%**

Minimum: 12.000%
Maximum: 19.750%
Weighted Average: 14.624%

Top

11. Minrate

Minrate	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	5	1688877.71	0.60%
4.500 - 4.999	18	5359919.88	1.89
5.000 - 5.499	5	1065155.3	0.38
5.500 - 5.999	54	10444665.13	3.68
6.000 - 6.499	96	20128209.9	7.09
6.500 - 6.999	260	53008513.88	18.68
7.000 - 7.499	199	35895525.46	12.65
7.500 - 7.999	391	68622625.61	24.19
8.000 - 8.499	184	26149271.11	9.22
8.500 - 8.999	223	31351025.46	11.05
9.000 - 9.499	81	10640566.36	3.75
9.500 - 9.999	87	10973915.44	3.87
10.000 - 10.499	21	1995252.14	0.7
10.500 - 10.999	34	3595838.63	1.27
11.000 - 11.499	11	808749.45	0.29
11.500 - 11.999	15	1340390.13	0.47
12.000 - 12.499	6	431408.04	0.15
12.500 - 12.999	4	229394.83	0.08
Total:	**1694**	**283729304.5**	**100.00%**

Minimum: 4.340%
Maximum: 12.750%
Weighted Average: 7.620%

Top

12. Initial Rate Cap

Initial Rate Cap	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1	3	381125.84	0.13%
1.5	1663	275234225.7	97.01
3	28	8113952.89	2.86
Total:	1694	283729304.5	100.00%

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.542%

Top

13. Original Loan To Value Ratio

Original Loan To Value Ratio	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
	19	1364357.56	0.34%
30.01 - 35.00	11	859209.88	0.22
35.01 - 40.00	26	2389592.69	0.6
40.01 - 45.00	24	2527394.28	0.64
45.01 - 50.00	41	5482797.07	1.38
50.01 - 55.00	51	7793091.02	1.96
55.01 - 60.00	74	10750491.86	2.71
60.01 - 65.00	129	16910772.9	4.26
65.01 - 70.00	187	27664122.85	6.97
70.01 - 75.00	300	47319213.14	11.92
75.01 - 80.00	743	106689165	26.87
80.01 - 85.00	527	85389252.2	21.51
85.01 - 90.00	390	70176468.55	17.67
90.01 - 95.00	66	11733773.96	2.96
Total:	2588	397049703	100.00%

Minimum: 15.220%
Maximum: 95.000%
Weighted Average: 78.424%

Top

14. FICO Scores

FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
	1	99742.28	0.03%
500 - 519	275	34540851.86	8.7
520 - 539	341	49532556.98	12.48
540 - 559	348	47300440.87	11.91
560 - 579	294	42885452.7	10.8
580 - 599	278	45745183.21	11.52
600 - 619	264	39413786.3	9.93
620 - 639	267	43798845.11	11.03
640 - 659	194	34796836.66	8.76
660 - 679	134	23338263.91	5.88
680 - 699	82	13805295.53	3.48
700 - 719	47	8844335.13	2.23
720 - 739	26	5694285.21	1.43

740 - 759	19	4117652.93	1.04
760 - 779	14	2531620.15	0.64
780 - 799	2	395304.81	0.1
800 - 819	2	209249.31	0.05
Total:	**2588**	**397049703**	**100.00%**

Minimum: 489
Maximum: 816
Weighted Average: 596

Top

15. Geographic Concentration

Geographic Concentration	# of Loans	UPB	%
California	743	158522302.1	39.93%
Florida	214	25669310.42	6.47
Texas	259	24041778.85	6.06
Illinois	126	20106638.49	5.06
New York	74	16861679.63	4.25
Colorado	83	13485820.9	3.4
Michigan	130	13475792.46	3.39
New Jersey	62	13392703.32	3.37
Massachusetts	59	11747739.27	2.96
Washington	38	5849658.42	1.47
Ohio	60	5795464.41	1.46
Minnesota	47	5654341.94	1.42
Oregon	41	5484743.87	1.38
Virginia	34	5408100.51	1.36
Arizona	52	5396065.72	1.36
Nevada	38	5247910.28	1.32
Maryland	26	5173291.19	1.3
Connecticut	28	4856047.3	1.22
New Mexico	29	4223545.96	1.06
Missouri	46	3792761.42	0.96
North Carolina	29	3590584.75	0.9
Indiana	41	3398162.94	0.86
Rhode Island	19	3134184.99	0.79
Tennessee	29	2760557.53	0.7
South Carolina	21	2567925.12	0.65
District of Columbia	12	2457773.82	0.62
Mississippi	26	2239363.68	0.56
Idaho	22	2111411.26	0.53
Wisconsin	17	2043652.95	0.51
Louisiana	28	2004970.13	0.5
Pennsylvania	18	1990464.74	0.5
Utah	10	1675585.27	0.42
New Hampshire	12	1665110.09	0.42
Iowa	18	1659109.17	0.42
Oklahoma	21	1570555.29	0.4
Alabama	15	1466656.71	0.37
Hawaii	5	1147373.15	0.29
Kansas	12	984863.38	0.25
Kentucky	10	959287.19	0.24
Arkansas	12	950909.64	0.24
Maine	7	940063.47	0.24
Nebraska	10	820832.55	0.21
Delaware	1	221882.14	0.06
Montana	1	209186.41	0.05
North Dakota	1	168642.26	0.04
West Virginia	1	70024.59	0.02
South Dakota	1	54873.3	0.01
Total:	**2588**	**397049703**	**100.00%**

Top

16. Occupancy

Occupancy	# of Loans	UPB	%

Primary	2412	375416752.7	94.55%
Non-Owner	169	20796339.37	5.24
Second Home	7	836610.87	0.21
Total:	**2588**	**397049703**	**100.00%**

Top

17. Document Type

Document Type	# of Loans	UPB	%
Full Documentation	1753	249889603.6	62.94%
Stated Documentation	721	127026831.2	31.99
Limited Documentation	114	20133268.18	5.07
Total:	**2588**	**397049703**	**100.00%**

Top

18. Loan Purpose

Loan Purpose	# of Loans	UPB	%
Refinance - Cash Out	1678	257253730.3	64.79%
Refinance - No Cash Out	504	74071755.35	18.66
Purchase	406	65724217.3	16.55
Total:	**2588**	**397049703**	**100.00%**

Top

19. GRADE

GRADE	# of Loans	UPB	%
AA	768	132064791.8	33.26%
A+	782	123702815.2	31.16
A-	432	60840444.63	15.32
B	272	36529211.81	9.2
FICO	108	14987852.19	3.77
A+MO	108	14289410.67	3.6
C	76	9294391.68	2.34
C-	20	2492508.24	0.63
C-HS	19	2448496.71	0.62
A-MO	3	399780.01	0.1
Total:	**2588**	**397049703**	**100.00%**

Top

20. Property Type

Property Type	# of Loans	UPB	%
Single Family Residence	2093	310653852.5	78.24%
Pud Detached	180	34668266.84	8.73
2-4 Family	130	26353620.13	6.64
Condo	107	15832326.49	3.99
PUD Attached	45	6588223.98	1.66
Mobile Home Attached	29	2465837.42	0.62
Manufactured Housing	4	487575.56	0.12
Total:	**2588**	**397049703**	**100.00%**

Top

21. Prepayment Penalty

Prepayment Penalty	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	508	73456722.48	18.50%
6	4	276117.45	0.07
12	152	32595849.53	8.21
24	1347	217131393.9	54.69
36	577	73589619.56	18.53
Total:	**2588**	**397049703**	**100.00%**

wa TERM: 25.505

Top

22. FNMA Flag

FNMA Flag	# of Loans	UPB	%
Conforming	2439	336447188.1	84.74%
Non-Conforming	149	60602514.89	15.26
Total:	**2588**	**397049703**	**100.00%**

Top

The information herein has been provided solely by UBS Investment Bank. Neither the issuer of certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information contained herein will be superseded by the description of the mortgage loans contained and/or incorporated by reference in the Prospectus Supplement relating to the Certificates and supersedes all information contained in any collateral term sheets relating to the mortgage pool previously provided by UBS Investment Bank.